UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

EXPLANATORY NOTE

Telecom Argentina S.A. is filing this amendment solely to designate this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3 (Registration No. 333-280720) dated July 8, 2024 (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Unaudited condensed consolidated financial statements as of June 30, 2024

2.	Operating and financial review and prospects as of June 30, 2024

3.	Capsule financial information illustrating the effects of inflation from December 31, 2023 to June 30, 2024

Unaudited Condensed Consolidated Financial Statements as of June 30, 2024

General Hornos 690

(C1272ACK) Autonomous city of Buenos Aires

Republic of Argentina

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited condensed consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

ADR: American Depositary Receipt.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company/Telecom Argentina: Telecom Argentina S.A.

CVH: Cablevisión Holding S.A., controlling company of Telecom Argentina since January 1, 2018.

DFI: Derivate Financial Instrument.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LLC, a Telecom Argentina shareholder.

fintech: Financial technology services are activities that involve the use of innovation and technological developments for the design, offer and provision of financial products and services.

Fixed Assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS Accounting Standards: International Financial Reporting Standards, as issued by the IASB.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome/NYS2/NYSSA/ RISSAU/ Manda: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U., Red Intercable Satelital S.A.U. and Manda S.A..

NYSE: New York Stock Exchange.

OPH: Name corresponding to company Open Pass Holding LLC that is a joint venture of Telecom Argentina.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Properties, plant and equipment.

PSPCP (Proveedores de servicios de pago con cuentas de pago): Payment service providers offering payment accounts.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

Telecom: Telecom Argentina and its consolidated subsidiaries.

Telecom USA/ Núcleo/ Personal Envíos/ Tuves Paraguay/ Televisión Dirigida/ Adesol/ Opalker/Ubiquo/ Micro Fintech Holding/ Naperville: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa,Micro Fintech Holding LLC and Naperville Investments LLC, respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

USA: United States of America

UVA (Unidad de Valor Adquistivo): Purchasing Value Unit, an index developed and published by the Banco Central de la República Argentina.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		June 30,	December 31,
ASSETS	Note	2024	2023
Current Assets
Cash and cash equivalents	2	165,008	287,230
Investments	2	223,141	222,862
Trade receivables	3	252,285	238,860
Other receivables	4	55,543	61,193
Inventories	5	42,190	56,681
Assets classified as held for sale	7	1,781	-
Total current assets		739,948	866,826
Non-Current Assets
Trade receivables	3	409	453
Other receivables	4	27,860	35,289
Deferred income tax assets	13	20,904	24,836
Investments	2	36,823	42,799
Goodwill	6	2,783,516	2,775,625
PP&E	7	3,750,804	4,084,143
Intangible assets	8	1,590,915	1,629,505
Right of use assets	9	384,569	387,755
Total non-current assets		8,595,800	8,980,405
TOTAL ASSETS		9,335,748	9,847,231
LIABILITIES
Current Liabilities
Trade payables	10	391,424	641,526
Borrowings	11	820,770	1,012,979
Salaries and social security payables	12	137,026	163,845
Income tax payables	13	3,875	2,808
Other taxes payables	14	70,301	70,377
Dividends payables	2	616	-
Leases liabilities	15	50,204	51,659
Other liabilities	16	42,392	36,782
Provisions	17	6,726	9,600
Total current liabilities		1,523,334	1,989,576
Non-Current Liabilities
Trade payables	10	10,944	1,643
Borrowings	11	1,743,220	2,812,707
Salaries and social security payables	12	7,999	6,704
Deferred income tax liabilities	13	1,185,424	829,007
Other taxes payables	14	4	20
Leases liabilities	15	82,739	107,700
Other liabilities	16	8,318	16,255
Provisions	17	45,503	46,951
Total non-current liabilities		3,084,151	3,820,987
TOTAL LIABILITIES		4,607,485	5,810,563
EQUITY
Equity attributable to Controlling Company		4,635,492	3,897,253
Equity attributable to non-controlling interest		92,771	139,415
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		4,728,263	4,036,668
TOTAL LIABILITIES AND EQUITY		9,335,748	9,847,231

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three-month period ended June 30,		Six-month period ended June 30,
	Note	2024	2023	2024	2023
Revenues	21	856,084	933,838	1,666,979	1,921,749
Employee benefit expenses and severance payments	22	(207,318)	(224,150)	(394,444)	(461,767)
Interconnection and transmission costs		(23,607)	(26,947)	(53,353)	(56,417)
Fees for services, maintenance, materials and supplies	22	(110,363)	(123,094)	(228,973)	(238,916)
Taxes and fees with the Regulatory Authority	22	(66,838)	(72,260)	(129,323)	(148,333)
Commissions and advertising		(44,565)	(59,468)	(86,665)	(117,032)
Cost of equipment and handsets	22	(45,561)	(58,414)	(73,847)	(104,255)
Programming and content costs		(48,977)	(52,401)	(93,387)	(109,040)
Bad debt expenses	3	(15,103)	(18,021)	(35,283)	(47,909)
Other operating expenses	22	(44,251)	(52,946)	(76,612)	(92,808)
Depreciation, amortization and impairment of Fixed Assets	22	(280,596)	(321,588)	(557,189)	(634,933)
Operating loss		(31,095)	(75,451)	(62,097)	(89,661)
Losses from associates and joint ventures	2	(1,361)	(4,967)	(2,972)	(3,013)
Financial results from borrowings	23	176,002	(24,682)	1,121,977	16,321
Other financial results, net	23	26,855	34,997	163,823	83,096
Income (loss) before income tax		170,401	(70,103)	1,220,731	6,743
Income tax benefit (expense)	13	(111,539)	85,523	(361,508)	139,666
Net income for the period		58,862	15,420	859,223	146,409

Attributable to:
Controlling Company		54,608	12,902	851,682	140,561
Non-controlling interest		4,254	2,518	7,541	5,848
		58,862	15,420	859,223	146,409

Earnings per share for income attributable to the Controlling Company - Basic and diluted	1.c	25.36	5.99	395.45	65.27

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

See Note 22 for additional information on operating expenses per function.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023

Net income for the period	58,862	15,420	859,223	146,409

Other comprehensive income
Items that may be reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	(38,567)	(1,370)	(162,078)	(4,912)
DFI effects classified as hedges	172	2,877	1,000	1,939
Income Tax effects on DFI classified as hedges and others	(33)	(1,034)	(350)	(684)
Other comprehensive income (loss), net of tax	(38,428)	473	(161,428)	(3,657)

Total comprehensive income for the period	20,434	15,893	697,795	142,752

Attributable to:
Controlling Company	28,076	13,029	738,239	137,124
Non-controlling interest	(7,642)	2,864	(40,444)	5,628
	20,434	15,893	697,795	142,752

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency – Note 1.d)

	Owners contribution		Reserves
	Outstanding shares Capital nominal value (1)	Inflation adjustment	Contribu- ted Surplus	Legal	Special reserve for IFRS implementa- tion	Facultati- ve (2)	Other comprehensive loss	Retained earnings	Equity attributa- ble to controlling company	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2023	2,154	1,543,632	3,804,015	91,716	33,629	330,421	(183,941)	(1,163,501)	4,458,125	90,754	4,548,879
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023
- Specific loss allocation	-	-	(1,533,515)	-	-	-	-	1,533,515	-	-	-
- Reserves constitution	-	-	-	-	-	370,014	-	(370,014)	-	-	-
Dividends (3)	-	-	-	-	-	(187,767)	-	-	(187,767)	-	(187,767)
Subsidiary acquisition	-	-	-	-	-	-	-	-	-	(4)	(4)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	140,561	140,561	5,848	146,409
Other comprehensive loss	-	-	-	-	-	-	(3,437)	-	(3,437)	(220)	(3,657)
Total Comprehensive income (loss)	-	-	-	-	-	-	(3,437)	140,561	137,124	5,628	142,752

Balances as of June 30, 2023	2,154	1,543,632	2,270,500	91,716	33,629	512,668	(187,378)	140,561	4,407,482	96,378	4,503,860

Balances as of January 1, 2024	2,154	1,543,632	2,270,500	91,716	33,629	512,668	(93,718)	(463,328)	3,897,253	139,415	4,036,668
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024
- Absorption of retained earnings (losses) and reserve reclassification (4)	-	-	(139,179)	-	-	(324,149)	-	463,328	-	-	-
Dividends to non-controlling shareholders (3)	-	-	-	-	-	-	-	-	-	(8,609)	(8,609)
Subsidiary acquisition (5)	-	-	-	-	-	-	-	-	-	2,409	2,409
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	851,682	851,682	7,541	859,223
Other comprehensive loss	-	-	-	-	-	-	(113,443)	-	(113,443)	(47,985)	(161,428)
Total Comprehensive income (loss)	-	-	-	-	-	-	(113,443)	851,682	738,239	(40,444)	697,795

Balances as of June 30, 2024	2,154	1,543,632	2,131,321	91,716	33,629	188,519	(207,161)	851,682	4,635,492	92,771	4,728,263

(1) See Note 20.

(2) Correspond to the Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level.

(3) See Note 2.b).

(4) See Note 20.b).

(5) See Note 25.2.a).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Six-month period ended June 30,
	Note	2024	2023
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		859,223	146,409
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		30,310	45,364
Depreciation of PP&E	7	425,842	496,951
Amortization of intangible assets	8	49,150	77,832
Amortization of rights of use assets	9	82,569	60,021
Disposals of Fixed Assets		681	502
Losses from associates and joint ventures	2.a	2,972	3,013
Financial results and others		(1,403,700)	(208,138)
Income tax	13	361,508	(139,666)
Income tax paid (*)		(2,967)	(3,344)
Net increase in assets	2.b	(191,678)	(228,209)
Net increase in liabilities	2.b	114,749	247,624
Total cash flows from operating activities		328,659	498,359
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Payments for PP&E		(171,104)	(192,148)
Payments for intangible asset acquisitions		(18,031)	(8,995)
Dividends received from associates	2.b	764	1,334
Proceeds from the sale of PP&E and intangible assets		2,851	238
Payments for acquisition of subsidiary and joint venture, net of cash acquired		(5,111)	(4,057)
Proceeds from sale of investments not considered as cash and cash equivalents		146,723	7,070
Payments for investments not considered as cash and cash equivalents		(190,904)	(244,656)
Total cash flows used in investing activities		(234,812)	(441,214)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	2.b	264,140	286,286
Payment of borrowings	2.b	(225,083)	(139,290)
Payment of interests and related expenses	2.b	(153,425)	(158,060)
Payments of leases liabilities	15	(35,895)	(37,183)
Dividends paid to non-controlling interests in subsidiaries	2.b	(7,928)	-
Total cash flows used in financing activities		(158,191)	(48,247)

NET INCREASE /(DECREASE) IN CASH AND CASH EQUIVALENTS		(64,344)	8,898
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		287,230	224,222
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(57,878)	(6,855)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		165,008	226,265

(*)	Six-month period ended June 30,
	2024	2023
Corresponding to Controlling Company	-	(1,193)
Corresponding to subsidiaries	(2,967)	(2,151)
	(2,967)	(3,344)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

See Note 2.b for additional information on the consolidated statements of cash flows.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS AS OF JUNE 30, 2024 AND 2023 (*)

(In millions of Argentine pesos in current currency, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

These unaudited condensed consolidated financial statements as of June 30, 2024 and for the six and three-month periods ended on June 30, 2024 have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2023 included in form 20F 2023, which can be consulted at the Company´s website (https:// https://inversores.telecom.com.ar/en/quarterly-earnings.html). It should be noted that, the annual financial statements have been measured in terms of current pesos as of December 31, 2023 applying the guidance in IAS 29. These unaudited condensed consolidated financial statements have been measured in terms of current pesos as of June 30, 2024 applying the guidance in IAS 29. (See Note 1.d)

We have not recast our annual financial statements to measure them in terms of current pesos as of June 30, 2024, the most recent financial period for which consolidated financial statements are available. Therefore, the annual financial statements and the unaudited condensed consolidated financial statements are not comparable.

These unaudited condensed consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements, except for:

Companies under common control

Business combinations between companies under common control are accounted for considering the book value of the acquired company in the parent company. Unrealized result is also eliminated unless the transaction provides evidence of the asset transferred.

These unaudited condensed consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main activity	Country	Telecom Argentina's direct /indirect interest in capital stock and votes
Núcleo (a)	Mobile telecommunications Services	Paraguay	67.50%
Micro Fintech Holding (b)	Holding	USA	100.00%
Personal Envíos (b)	Mobile financial services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Naperville (c)	Holding	USA	51.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Personal Smarthome (d)	Security solutions and services	Argentina	100.00%
NYS2 (d)	ICT Services and Audiovisual Communication Services.	Argentina	100,00%
NYSSA	Provision of internet access services.	Argentina	100.00%
Adesol (e)	Holding	Uruguay	100.00%
Opalker	Cybersecurity, content platform and related services	Uruguay	100.00%
Ubiquo (f)	Cybersecurity services and products	Chile	95.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)	During June 2024, the merger by absorption between Núcleo (absorbing company) with Tuves Paraguay (absorbed company) has taken place. For further details, see Note 25.2.b.1).
(b)	Since May 2024, the subsidiary Micro Fintech Holding directly controls Personal Envíos. For further details, see Note 25.2.b.2).
(c)	Company indirectly acquired by the subsidiary Televisión Dirigida on May, 2024. Naperville is the holding company of Manda, which in turn is the holding company of RISSAU. For further details, see Note 25.2.a).
(d)	As of June 30, 2024 is a dormant entity.
(e)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A..
(f)	Company indirectly acquired by the subsidiary Opalker on June 20, 2023.

TELECOM ARGENTINA S.A.

The preparation of these unaudited condensed consolidated financial statements in accordance with IFRS Accounting Standards requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited condensed consolidated financial statements are expressed in millions of Argentine pesos, on an accrual basis of accounting (except for the consolidated statement of cash flows), based on historical cost, except for certain financial assets and liabilities (includes DFI) that are measured at fair value and are prepared in current currency as of June 30, 2024.

The figures as of December 31, 2023 and for the six and three-month periods ended on June 30, 2023, which are disclosed in these unaudited condensed consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in current currency as of June 30, 2024. This is as consequence of the restatement process of the financial information described in point d). When applicable, certain reclassifications were made for comparative purposes.

These unaudited condensed consolidated financial statements as of June 30, 2024, were approved by resolution of the Board of Directors’ meeting held on August 12, 2024.

These unaudited condensed consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

b)	Segment information

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit, according to the current regulatory context of the converged ICT Services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically allocated to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and are not allocated specifically to one of them.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. Telecom also carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the "ICT Services in Argentina" segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other segments".

The Executive Committee and the CEO continue to monitor these business to evaluate the manner in which its performance is reviewed and, eventually, its consideration as a separate reportable segment provided it complies with the requirements established by IFRS Accounting Standards to that effect.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets.

Presented below is the segment financial information as it is analyzed by the Executive Committee and the CEO for the six-month period ended June 30, 2024 and 2023.

TELECOM ARGENTINA S.A.

Consolidated Income Statement for the six-month period ended June 30, 2024

	ICT Services in Argentina	ICT Services in Argentina – Inflation restatement	ICT Services in Argentina restated for inflation	Other segments	Other segments – Inflation restatement	Other segments restated for inflation	Eliminations	Total
Revenues	1,321,150	210,058	1,531,208	124,723	22,587	147,310	(11,539)	1,666,979
Operating costs without depreciation, amortization and impairment of Fixed Assets	(888,654)	(180,063)	(1,068,717)	(94,818)	(19,891)	(114,709)	11,539	(1,171,887)
Adjusted EBITDA	432,496	29,995	462,491	29,905	2,696	32,601	-	495,092

Depreciation, amortization and impairment of Fixed Assets								(557,189)
Operating loss								(62,097)
Losses from associates and joint ventures								(2,972)
Financial results from borrowings								1,121,977
Other financial results, net								163,823
Income before income tax								1,220,731
Income tax expense								(361,508)
Net income for the period								859,223

Attributable to:
Controlling Company								851,682
Non-controlling interest								7,541
								859,223

Consolidated Income Statement for the six-month period ended June 30, 2023

	ICT Services in Argentina	ICT Services in Argentina – Inflation restatement	ICT Services in Argentina restated for inflation	Other segments	Other segments – Inflation restatement	Other segments restated for inflation	Eliminations	Total
Revenues	409,148	1,392,136	1,801,284	29,419	99,718	129,137	(8,672)	1,921,749
Operating costs without depreciation, amortization and impairment of Fixed Assets	(290,952)	(1,002,269)	(1,293,221)	(20,996)	(70,932)	(91,928)	8,672	(1,376,477)
Adjusted EBITDA	118,196	389,867	508,063	8,423	28,786	37,209	-	545,272

Depreciation, amortization and impairment of Fixed Assets								(634,933)
Operating loss								(89,661)
Losses from associates and joint ventures								(3,013)
Financial results from borrowings								16,321
Other financial results, net								83,096
Income before income tax								6,743
Income tax benefit								139,666
Net income for the period								146,409

Attributable to:
Controlling Company								140,561
Non-controlling interest								5,848
								146,409

Additional information per geographical area is disclosed below:

	Six-month period ended June 30,
	2024	2023
Revenues from customers located in Argentina	1,527,302	1,795,013
Revenues from foreign customers	139,677	126,736

CAPEX corresponding to the segment “ICT Services in Argentina”	196,602	200,756
CAPEX corresponding to the segment “Other segments”	27,990	27,839

	As of June 30,	As of December 31,
	2024	2023
Fixed Assets corresponding to the segment “ICT Services in Argentina”	8,186,516	8,407,940
Fixed Assets corresponding to the segment “Other segments”	323,288	469,088

Borrowings corresponding to the segment “ICT Services in Argentina”	2,521,348	3,725,763
Borrowings corresponding to the segment “Other segments”	42,642	99,923

TELECOM ARGENTINA S.A.

Presented below is the segment financial information as it is analyzed by the Executive Committee and the CEO for the three-month period ended June 30, 2024 and 2023.

Consolidated Income Statement for the three-month period ended June 30, 2024

	ICT Services in Argentina	ICT Services in Argentina – Inflation restatement	ICT Services in Argentina restated for inflation	Other segments	Other segments – Inflation restatement	Other segments restated for inflation	Eliminations	Total
Revenues	762,001	32,810	794,811	64,978	2,908	67,886	(6,613)	856,084
Operating costs without depreciation, amortization and impairment of Fixed Assets	(516,850)	(41,925)	(558,775)	(49,428)	(4,993)	(54,421)	6,613	(606,583)
Adjusted EBITDA	245,151	(9,115)	236,036	15,550	(2,085)	13,465	-	249,501

Depreciation, amortization and impairment of Fixed Assets								(280,596)
Operating loss								(31,095)
Losses from associates and joint ventures								(1,361)
Financial results from borrowings								176,002
Other financial results, net								26,855
Income before income tax								170,401
Income tax expense								(111,539)
Net income for the period								58,862

Attributable to:
Controlling Company								54,608
Non-controlling interest								4,254
								58,862

Consolidated Income Statement for the six-month period ended June 30, 2023

	ICT Services in Argentina	ICT Services in Argentina – Inflation restatement	ICT Services in Argentina restated for inflation	Other segments	Other segments – Inflation restatement	Other segments restated for inflation	Eliminations	Total
Revenues	221,044	652,491	873,535	16,293	48,134	64,427	(4,124)	933,838
Operating costs without depreciation, amortization and impairment of Fixed Assets	(160,517)	(484,799)	(645,316)	(11,777)	(34,732)	(46,509)	4,124	(687,701)
Adjusted EBITDA	60,527	167,692	228,219	4,516	13,402	17,918	-	246,137

Depreciation, amortization and impairment of Fixed Assets								(321,588)
Operating loss								(75,451)
Losses from associates and joint ventures								(4,967)
Financial results from borrowings								(24,682)
Other financial results, net								34,997
Loss before income tax								(70,103)
Income tax benefit								85,523
Net income for the period								15,420

Attributable to:
Controlling Company								12,902
Non-controlling interest								2,518
								15,420

Additional information per geographical area is disclosed below:

	Three-month period ended June 30,
	2024	2023
Revenues from customers located in Argentina	792,701	870,580
Revenues from foreign customers	63,383	63,258

CAPEX corresponding to the segment “ICT Services in Argentina”	85,075	94,695
CAPEX corresponding to the segment “Other segments”	15,416	17,211

TELECOM ARGENTINA S.A.

c)	Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Controlling Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income attributable to the Controlling Company for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts do not differ.

For the six and three-month periods ended June 30, 2024 and 2023, the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of June 30, 2024.

The table below shows the evolution of the indexes as of June 30, 2024 and 2023 and December 31, 2023 according to official statistics (INDEC) in accordance with Resolution No. 539/18 of the FACPCE and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

	As of June 30, 2023	As of December 31, 2023	As of June 30, 2024

National Consumer Price Index (National CPI) (December 2016=100)	1,709.61	3,533.19	6,351.71

Variation in prices
Annual	115.6%	211.4%	271.5%
Accumulated six months	50.7%	n/a	79.8%
Accumulated three months since March 2023/2024	23.8%	n/a	18.6%

Banco Nación US$/$ exchange rate	256.70	808.45	912.00

Variation in the exchange rate
Annual	105.0%	356.3%	310.5%
Accumulated six months	44.9%	n/a	12.8%
Accumulated three months since March 2023/2024	22.8%	n/a	6.3%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2023.

e)	New Standards and Interpretations issued by the IASB

New Standards and Interpretations issued by the IASB applied by the Company

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IFRS 16	Measurement of the lease liability in a sale and leaseback transaction	January 1, 2024
Amendments to IAS 1	Classification of liabilities as current and non-current exposed to covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7	Disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on a company's liabilities, cash flows and exposure to liquidity risk. The new disclosures are not required to be provided in the 2024 interim report.	January 1, 2024

The application of the detailed amendment did not generate any impact on the results of operations or the financial situation of the Company.

New Standards and Interpretations issued by the IASB not in force

As of the date to prepare these unaudited condensed consolidated financial statements, the Company has not applied the following new standards and amendments to the existing ones which application is mandatory for periods beginning after June 30, 2024:

TELECOM ARGENTINA S.A.

Standards and amendments	Description	Mandatory application date for years beginning on or after
IFRS 18	Presentation and disclosure in financial statements	January 1, 2027
Amendments to IFRS 7 and 9	Classification and Measurement of Financial Instruments	January 1, 2026

It should be noted that on August 15, 2023, the CNV issued General Resolution No. 972/23, which does not allow early application of new IFRS Accounting Standards or their amendments. While Management is analyzing the potential impacts of such standard.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS. DIVIDENDS PAYABLES

a)	Cash and cash equivalents and Investments

	June 30,	December 31,
Cash and cash equivalents	2024	2023
Cash and Banks (1)	78,980	163,535
Time deposits	56,744	63,906
Mutual funds	12,507	24,999
Government bonds at fair value through profit or loss	16,777	34,790
Total cash and cash equivalents	165,008	287,230

(1) As of June 30, 2024 includes restricted funds for $16,210 million corresponding to the funds to be paid to clients.

Investments
Current
Government bonds and Notes at fair value through profit or loss	208,893	200,157
Time deposits	13,654	21,770
Mutual funds	594	935
	223,141	222,862
Non- current
Investments in associates and joint ventures(a)	36,822	42,798
2003 Telecommunications Fund	1	1
	36,823	42,799
Total investments	259,964	265,661

(a)	Information on Investments in associates and joint ventures is detailed below:

Financial position information:

Companies	Nature of relationship	Main activity	Country	Percentage of capital stock owned and voting rights (%)	Valuation as of 06.30.2024	Valuation as of 12.31.2023
Ver TV. (1)	Associate	Cable television station	Argentina	49.00	17,731	18,864
TSMA (1) (2) (3)	Associate	Cable television station	Argentina	50.10	6,688	6,857
La Capital Cable (1) (2)	Associate	Closed-circuit television	Argentina	50.00	3,648	4,041
OPH (1)(4)	Joint venture	Holding	USA	50.00	8,755	13,036
Total					36,822	42,798

(1)       Data about the issuer arises from extra-accounting information.

(2)       Direct and indirect interest.

(3)       Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS Accounting Standards.

(4)       As of June 30, 2024, includes $(2,169) million of currency translation adjustments.

TELECOM ARGENTINA S.A.

Earnings (losses) information:

	Three-months period ended June 30,		Six-months period ended June 30,
	2024	2023	2024	2023
	Profit (loss)		Profit (loss)
Ver TV	140	(3,246)	(729)	(1,912)
TSMA	(141)	(1,673)	(156)	(1,416)
La Capital Cable	(52)	75	25	438
OPH	(1,308)	(123)	(2,112)	(123)
Total	(1,361)	(4,967)	(2,972)	(3,013)

b)	Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	June 30,
Net (increase) decrease in assets	2024	2023
Trade receivables	(155,906)	(119,978)
Other receivables	(43,024)	(101,179)
Inventories	7,252	(7,052)
	(191,678)	(228,209)
Net increase (decrease) in liabilities
Trade payables	74,258	186,140
Salaries and social security payables	10,868	3,113
Other taxes payables	35,869	29,291
Other liabilities and provisions	(6,246)	29,080
	114,749	247,624

Main Financing activities components

The following table presents the main financing activities components:

	June 30,
	2024	2023
Bank overdrafts	197,305	124,964
Notes	66,835	149,585
Bank and other financial entities loans	-	11,737
Total borrowings proceeds	264,140	286,286
Notes	(94,971)	(19,078)
Bank and other financial entities loans	(123,280)	(104,010)
Loans for purchase of equipment	(6,832)	(16,202)
Total payment of borrowings	(225,083)	(139,290)
Bank overdrafts	(59,309)	(40,671)
Notes	(38,404)	(27,192)
Bank and other financial entities loans	(54,130)	(59,698)
By DFI and loans for purchase of equipment	(1,582)	(30,499)
Total payment of interest and related expenses	(153,425)	(158,060)

Main non-cash operating transactions

Main non-cash operating transactions from the consolidated statement of cash flows are the following:

	June 30,
	2024	2023
PP&E and intangible assets acquisition financed with accounts payable	69,597	170,706
Right of use assets acquisition through leases liabilities	91,354	76,223
Dividends payment made with investments not considered as cash and cash equivalents	-	187,767
Trade payables cancelled with borrowings	10,508	9,846
Trade payables cancelled with government bonds	11,423	-
Dividends to non-controlling interest pending to pay	681	-
Dividends distribution from associates uncollected	71	-
Joint ventures acquisition cancelled with government bonds	-	985
Acquisition of companies and joint ventures financed by other liabilities (Note 25.2.a)	6,370	7,059
Other receivables offset with acquisition of companies and joint ventures (Note 25.2.a)	3,708	398

TELECOM ARGENTINA S.A.

Dividends received from associates

Brief information on dividends received by the Company is provided below:

Six-month period ended June 30	Paying company	Distributed amount			Dividends collected
		Distribution month	Currency of the transaction date	Current currency as of June 30, 2024	Collection month	Current currency as of June 30, 2024
2024	Ver TV	March, 2024	281	333	March, 2024	333
	La Capital Cable	May, 2024	400	418	May, 2024	418
	TSMA	May, 2024	12	13	May, 2024	13
	Ver TV	June, 2024	71	71		(*)
				835		764
2023	Ver TV	March, 2023	130	594	April, 2023	550
	La Capital Cable	April, 2023	200	784	April, 2023	784
				1,378		1,334

(*) As of June 30, 2024, these dividends are pending collection.

Dividends paid

Distribution of non-cash dividends

Six-month period ended June 30	Non cash	Distributed amount
		Currency of the transaction date	Current currency as of June 30, 2024
2023 (1)	2030 Global Bonds: US$411,214,954	47,701	187,767

(1)	Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, on May 3, 2023, the Board resolved to partially reverse the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” to distribute as non-cash dividends.

Dividends paid to non-controlling interests in subsidiaries

Brief information on cash dividends distributed and paid is provided below:

Six-month period ended June 30	Paying company	Distribution month	Distributed amount		Payment month	Dividends paid in current currency as of June 30, 2024
			Currency of the transaction date	Current currency as of June 30, 2024
2024	Núcleo	April, 2024	6,468	7,046	April, 2024	7,046
		May, 2024	842	882	May, 2024	882
				7,928		7,928
2024	Personal Envíos	June, 2024	681	681		(*)

(*) As of June 30, 2024, these dividends are pending payment. The same converted at the closing exchange rate amount to $616 million.

NOTE 3 – TRADE RECEIVABLES

	June 30,	December 31,
Current	2024	2023
Ordinary receivables	315,293	300,677
Related parties (Note 24.b)	2,204	1,246
Contractual asset IFRS 15	75	79
Allowance for doubtful accounts	(65,287)	(63,142)
	252,285	238,860
Non-current
Ordinary receivables	380	422
Contractual asset IFRS 15	29	31
	409	453
Total trade receivables, net	252,694	239,313

Movements in the allowance for doubtful accounts are as follows:

	June 30,
	2024	2023
At the beginning of the year	(63,142)	(86,147)
Increases	(35,283)	(47,909)
Uses	(861)	26,910
RECPAM and currency translation adjustments	33,999	31,420
At the end of the period	(65,287)	(75,726)

TELECOM ARGENTINA S.A.

NOTE 4 – OTHER RECEIVABLES

	June 30,	December 31,
Current	2024	2023
Prepaid expenses	21,645	16,902
Other tax credits	12,705	10,375
Related parties (Note 24.b)	328	388
DFI	2,712	2,785
Indemnification assets	40	81
Guarantee of financial operations	6,069	-
Guarantee deposits	3,091	4,345
Call option (Note 25.2.a)	1,062	7,250
Other	10,001	22,220
Allowance for other receivables	(2,110)	(3,153)
	55,543	61,193
Non-Current
Prepaid expenses	2,147	3,640
Income tax credits	19,291	18,376
Other tax credits	207	99
DFI	114	786
Guarantee deposits	3,215	8,579
Other	2,886	3,809
	27,860	35,289
Total other receivables, net	83,403	96,482

Movements in the allowance for current other receivables are as follows:

	June 30,
	2024	2023
At the beginning of the year	(3,153)	(4,195)
Increases	(369)	(505)
RECPAM and currency translation adjustments	1,412	1,412
At the end of the period	(2,110)	(3,288)

NOTE 5 – INVENTORIES

	June 30,	December 31,
	2024	2023
Mobile handsets and others	46,175	59,138
Allowance for obsolescence of inventories	(3,985)	(2,457)
Total inventories	42,190	56,681

Movements in the allowance for obsolescence of inventories are as follows:

	June 30,
	2024	2023
At the beginning of the year	(2,457)	(2,742)
Increases	(1,655)	(186)
Uses	127	219
At the end of the period	(3,985)	(2,709)

NOTE 6 – GOODWILL

	June 30,	December 31,
	2024	2023
Argentina	2,774,647	2,760,414
Abroad	8,869	15,211
Total goodwill	2,783,516	2,775,625

Movements in Goodwill are as follows:

	June 30,
	2024	2023
At the beginning of the year	2,775,625	2,769,775
Incorporation by acquisition (Note 25.2.a)	793	-
Increases (Note 25.2.a)	14,342	431
Currency translation adjustments	(7,244)	209
At the end of the period	2,783,516	2,770,415

TELECOM ARGENTINA S.A.

NOTE 7 – PP&E

	June 30,	December 31,
	2024	2023
PP&E	3,787,418	4,128,137
Allowance for obsolescence and impairment of materials	(32,557)	(39,537)
Accumulated impairment of others PP&E	(4,057)	(4,457)
	3,750,804	4,084,143

Movements in PP&E (without allowance for obsolescence and impairment of materials and accumulated impairment of others PP&E) are as follows:

	June 30,
	2024	2023
At the beginning of the year	4,128,137	4,493,421
CAPEX	207,726	218,411
Acquisitions through business combinations (Note 25.2.a)	1,826	-
Currency translation adjustments	(122,263)	(4,707)
Net carrying value of decreases	(385)	(398)
Reclassification to Assets classified as held for sale (*)	(1,781)	-
Depreciation of the period	(425,842)	(496,951)
At the end of the period	3,787,418	4,209,776

(*) Corresponds to buildings that the Company considers available for sale and comply with the requirements of IFRS 5 for their classification.

Movements in the allowance for obsolescence and impairment of materials are as follows:

	June 30,
	2024	2023
At the beginning of the year	(39,537)	(50,826)
Decreases	6,597	3,295
Currency translation adjustments	383	(21)
At the end of the period	(32,557)	(47,552)

Movements in the accumulated impairment of others PP&E are as follows:

	June 30,
	2024	2023
At the beginning of the year	(4,457)	(4,317)
Decreases	400	74
At the end of the period	(4,057)	(4,243)

NOTE 8 – INTANGIBLE ASSETS

	June 30,	December 31,
	2024	2023
Intangible assets	1,651,890	1,690,480
Impairment allowance	(60,975)	(60,975)
	1,590,915	1,629,505

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	June 30,
	2024	2023
At the beginning of the year	1,690,480	1,487,319
CAPEX	16,866	10,184
Currency translation adjustments	(6,306)	(353)
Amortization of the period	(49,150)	(77,832)
At the end of the period	1,651,890	1,419,318

Movements in Impairment allowance of intangible assets are as follows:

	June 30,
	2024	2023
At the beginning of the year	(60,975)	(60,842)
Increases	-	(133)
At the end of the period	(60,975)	(60,975)

TELECOM ARGENTINA S.A.

NOTE 9 – RIGHT OF USE ASSETS

	June 30,	December 31,
	2024	2023
Leases rights of use
Sites	241,116	247,489
Real estate and others	36,929	38,105
Poles	31,371	26,311
Indefeasible right of use	7,057	8,095
Asset retirement obligations	68,096	67,755
	384,569	387,755

Movements in right of use assets are as follows:

	June 30,
	2024	2023
At the beginning of the year	387,755	352,310
Increase	91,354	76,223
Net carrying value of decreases	(296)	(104)
Currency translation adjustments	(11,675)	836
Amortization of the period	(82,569)	(60,021)
At the end of the period	384,569	369,244

NOTE 10 – TRADE PAYABLES

	June 30,	December 31,
Current	2024	2023
Suppliers	381,440	631,347
Related parties (Note 24.b)	9,984	10,179
	391,424	641,526
Non-current
Suppliers	10,944	1,643
	10,944	1,643
Total trade payables	402,368	643,169

NOTE 11 – BORROWINGS

	June 30,	December 31,
Current	2024	2023
Bank overdrafts – principal	165,603	42,272
Bank and other financial entities loans – principal	240,792	368,081
Notes – principal	263,748	339,729
DFI	23	-
Loans for purchase of equipment	16,373	28,012
Remeasurement, interest and related expenses	134,231	234,885
	820,770	1,012,979
Non-current
Notes – principal	1,229,994	1,796,166
Bank and other financial entities loans – principal	372,086	718,515
Loans for purchase of equipment	6,891	19,280
Remeasurement, interest and related expenses	134,249	278,746
	1,743,220	2,812,707
Total borrowings	2,563,990	3,825,686

Movements in Borrowings are as follows:

TELECOM ARGENTINA S.A.

	Balances at the beginning of the year	Net Cash Flows	Accrued	Exchange differences, currency translation adjustments and others	Balances as of June 30, 2024
Bank overdrafts	42,272	197,305	-	(73,974)	165,603
Bank and other financial entities loans – principal	1,086,596	(123,280)	-	(350,438)	612,878
Notes – principal	2,135,895	(28,136)	-	(614,017)	1,493,742
DFI	-	(739)	-	762	23
Loans for purchase of equipment	47,292	(6,832)	-	(17,196)	23,264
Remeasurement, interest and related expenses	513,631	(153,494)	128,521	(220,178)	268,480
Total as of June 30, 2024	3,825,686	(*) (115,176)	128,521	(**) (1,275,041)	2,563,990

Total as of June 30, 2023	2,626,642	(*) (24,268)	50,602	(***) (44,413)	2,608,563

(*) Includes $(808) million and $(13,204) million, respectively, corresponding to DFI collections included in Other receivables.

(**) Includes $10,508 million of loans that do not represent cash movement.

(***) Includes $9,846 million of loans that do not represent cash movement.

Recent developments of Borrowings for the six-months period ended June 30, 2024 are detailed below:

a)	Notes

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date	Accounting balance (in millions) (1)
20	US$ linked	59.7 (2)	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis	56,363
	US$ linked	21.6 (3)	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis	20,524

(1)	This accounting balances includes remeasurement, interest and related expenses.
(2)	For Series 20 Notes issued, the subscription price was above par. The Company issued Notes for a nominal value of $55,619 million, equivalent to US$59.7 million. Of the total issued, the Company obtained proceeds net of issuance expenses of $46,210 million (equivalent to US$51.8 million) and an integration in kind of $9,128 million (equivalent to US$9.8 million) was made through the exchange of a portion of the Series 9 Notes. This transaction was recognized as a debt extinguishment, recognizing a loss of $0.4 million that is included in “Borrowings renegotiation results” item, within Financial results from borrowings.
(3)	For Series 20 Notes additional issued, the subscription price was above par. The Company obtained proceeds net of issuance expenses of $20,225 million, equivalent to US$21.6 million.

b)	Bank and other financing entities loans

Export Development Canadá 2023 (EDC)

During June 2024, disbursements of the aforementioned credit line of US$11.6 million (equivalent to $10,508 million as of June 30, 2024) was completed, maturing in May 2030. The principal disbursed accrues compensatory interest at a semi-annual SOFR plus a margin of 6.65 percentage points.

c)	Compliance with covenants

Considering the complexity of Argentina’s economic situation, described in Note 29 to our consolidated financial statements for the year-ended December 31, 2023, which prevented the early and accurate estimation of certain financial ratios, the Company requested and obtained waivers regarding the Net Debt/EBITDA ratio.

During March 2024, the Company requested and obtained from the Lenders new waivers effective until March 31, 2025, which allow increasing the maintenance Net Debt/EBITDA ratio above the originally established level (raising it to 3.75), for the calculation period between December 31, 2023 and December 31, 2024, establishing a net debt of US$2,700 billion on each calculation date, among other matters.

As of June 30, 2024 the Company has complied with: a) the EBITDA/ Net Interest ratio and b) the Net Debt/EBITDA ratio established in the waivers obtained in March 2024, and is also in compliance with the rest of the commitments assumed and in force.

TELECOM ARGENTINA S.A.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	June 30,	December 31,
Current	2024	2023
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	125,894	156,516
Termination benefits	11,132	7,329
	137,026	163,845
Non-current
Termination benefits	7,999	6,704
	7,999	6,704
Total salaries and social security payables	145,025	170,549

NOTE 13 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable by company is presented below:

	June 30,	December 31,
	2024	2023
Núcleo	2,558	2,268
NYSSA	240	266
Adesol	425	187
Opalker	33	18
Micro Fintech Holding	27	-
Televisión Dirigida	592	-
Pem	-	69
	(*) 3,875	2,808

(*) Includes $(1,504) million corresponding to the currency translation adjustments on initial balances of foreign subsidiaries, RECPAM and to compensation made with tax credits.

Deferred Income tax assets and liabilities, net of Telecom and its subsidiaries, and the actions for recourse tax receivable are presented below:

	June 30,	December 31,
	2024	2023
Tax carryforward	(65,083)	(888,737)
Allowance for doubtful accounts	(21,496)	(30,171)
Legal Claims and contingent liabilities	(8,475)	(13,152)
PP&E, intangible assets and right of use assets	1,102,493	1,119,154
Cash dividends from foreign companies	14,148	24,506
Income tax inflation adjustment effect	146,273	594,451
Other deferred tax assets, net	(2,452)	(284)
Total deferred tax liabilities, net	1,165,408	805,767
Actions for recourse tax receivable	(888)	(1,596)
Total deferred tax liability, net	(*) 1,164,520	804,171

Net deferred tax assets	(20,904)	(24,836)
Net deferred tax liabilities	1,185,424	829,007

      (*) Includes $3,815 million of currency translation adjustments on foreign subsidiaries’ initial balances.

As of June 30, 2024, Telecom and some subsidiaries have cumulative tax loss carryforwards of $187,432 million (including $988 million of unrecognized tax loss carryforwards for considering them non-recoverable), that calculated considering statutory income tax rate, represents a deferred tax asset of $65,083 million.

TELECOM ARGENTINA S.A.

The detail of the maturities of estimated Tax loss carryforward is disclosed below:

Company	Tax loss carryforward generation year	Tax loss carryforward amount as of 06.30.2024	Tax loss carryforward expiration year
Telecom	2023	144,540	2028
Micro Sistemas	2021	240	2026
Micro Sistemas	2022	3,424	2027
Micro Sistemas	2023	17,646	2028
Micro Sistemas	2024	19,659	2029
Interradios	2023	1	2028
Pem	2024	91	2029
Ubiquo	2023	10	No deadline
RISSAU	2023	526	2028
Manda	2020	194	2025
Manda	2022	15	2027
Manda	2023	779	2028
AVC Continente Audiovisual	2021	3	2026
AVC Continente Audiovisual	2022	37	2027
AVC Continente Audiovisual	2023	130	2028
AVC Continente Audiovisual	2024	42	2029
Cable Imagen	2021	6	2026
Cable Imagen	2022	16	2027
Cable Imagen	2023	50	2028
Cable Imagen	2024	23	2029
		187,432

Income tax benefit (expense) differed from the amounts computed by applying the statutory income tax rate of each company to pre-tax income as a result of the following:

	Six-month period ended June 30,
	2024	2023
	Profit (loss)
Income before income tax	1,220,731	6,743
Non-taxable items – Losses from associates and joint ventures	2,972	3,013
Non-taxable items – Other	(1,863)	(4,150)
Restatement in current currency of Equity, goodwill and other	693,260	943,875
Subtotal	1,915,100	949,481
Effective income tax rate	34.69%	34.57%
Income tax expense at statutory tax rate of each companies	(664,340)	(328,250)
Deferred tax liability restatement in current currency and other	909,762	778,630
Income tax inflation adjustment	(606,414)	(303,807)
Income tax on cash dividends of foreign companies	(516)	(6,907)
Income tax benefit (expense)(*)(**)	(361,508)	139,666

Current tax	(5,538)	(1,575)
Deferred tax	(355,970)	141,241
Income tax benefit (expense)	(361,508)	139,666

(*) Includes $2,711 million and ($2,121) million in the six-month periods ended June 30, 2024 and 2023, respectively, corresponding to the adjustments made in respective Affidavits 2023 and 2022.

(**) Includes $214 million in the six-month period ended June 30, 2024 corresponding to a computable withholding arising from the subsidiary Micro Fintech Holding, which is not subject to income tax.

NOTE 14 – OTHER TAXES PAYABLES

	June 30,	December 31,
Current	2024	2023
Other national taxes	57,790	59,674
Provincial taxes	9,280	7,482
Municipal taxes	3,231	3,221
	70,301	70,377
Non- current
Provincial taxes	4	20
	4	20
Total other taxes payables	70,305	70,397

NOTE 15 – LEASES LIABILITIES

	June 30,	December 31,
	2024	2023
Current
Argentina	48,202	48,504
Abroad	2,002	3,155
	50,204	51,659

TELECOM ARGENTINA S.A.

	June 30,	December 31,
	2024	2023
Non- current
Argentina	64,184	81,493
Abroad	18,555	26,207
	82,739	107,700
Total leases liabilities	132,943	159,359

Movements in Leases liabilities are as follows:

	June 30,
	2024	2023
At the beginning of the year	159,359	161,775
Increases (*)	77,911	64,464
Financial results, net (**)	10,496	22,034
Payments	(35,895)	(37,183)
Decreases (included RECPAM and currency translation adjustments)	(78,928)	(57,641)
At the end of the period	132,943	153,449

(*) Included in Rights of use assets acquisitions.

(**) Included in Other foreign currency exchange gains (losses) and Other interests, net.

NOTE 16 – OTHER LIABILITIES

	June 30,	December 31,
Current	2024	2023
Deferred revenues on prepaid credit	12,273	14,303
Deferred revenues on connection fees and international capacity leases	3,078	3,099
Debt for acquisition of companies	6,689	1,020
Related parties (Note 24.b)	2,545	4,239
Funds to be paid to clients	16,210	12,978
Other	1,597	1,143
	42,392	36,782
Non-current
Deferred revenues on connection fees and international capacity leases	1,604	2,743
Pension benefits	3,623	4,043
Related parties (Note 24.b)	2,329	7,431
Debt for acquisition of companies	692	1,844
Other	70	194
	8,318	16,255
Total other liabilities	50,710	53,037

NOTE 17 – PROVISIONS

The evolution of provisions as of June 30, 2024 and 2023 is as follows:

	Balances as of December 31, 2023	Additions		Reclassifica- tions	Payments	RECPAM, currency translation adjustments	Balances as of June 30, 2024
		Capital (i)	Financial result (ii)
Current
Legal Claims and contingent liabilities	9,600	171	-	10,768	(10,386)	(3,427)	6,726
Total current provisions	9,600	171	-	10,768	(10,386)	(3,427)	6,726
Non- Current
Legal Claims and contingent liabilities	23,023	7,079	7,275	(10,768)	(28)	(6,621)	19,960
Asset retirement obligations	23,928	13,443	-	-	-	(11,828)	25,543
Total non-current provisions	46,951	20,522	7,275	(10,768)	(28)	(18,449)	45,503

Total provisions	56,551	20,693	7,275	-	(10,414)	(21,876)	52,229

(i)	$4 million related to acquisitions through business combinations (Note 25.2.a), $7,246 million charged to Other operating expenses and $13,443 million to Right of use assets.
(ii)	Charged to Other financial results, net - Other interests, net.

TELECOM ARGENTINA S.A.

	Balances as of December 31, 2022	Additions		Reclassifica- tions	Payments	RECPAM, currency translation adjustments	Balances as of June 30, 2023
		Capital (i)	Financial result (ii)
Current
Legal Claims and contingent liabilities	14,742	17,417	-	12,914	(27,515)	(4,283)	13,275
Total current provisions	14,742	17,417	-	12,914	(27,515)	(4,283)	13,275
Non- Current
Legal Claims and contingent liabilities	36,421	9,668	8,709	(12,914)	-	(9,345)	32,539
Asset retirement obligations	28,823	11,759	-	-	-	(9,931)	30,651
Total non-current provisions	65,244	21,427	8,709	(12,914)	-	(19,276)	63,190

Total provisions	79,986	38,844	8,709	-	(27,515)	(23,559)	76,465

(i)	$27,085 million charged to Other operating expenses and $11,759 million to Right of use assets.
(ii)	Charged to Other financial results, net - Other interests, net.

NOTE 18 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of June 30, 2024, and December 31, 2023 are the following:

	06.30.2024	12.31.2023
	In equivalent millions of Argentine pesos
Assets	185,199	321,757
Liabilities	(2,369,923)	(4,048,911)
Net Liabilities	(2,184,724)	(3,727,154)

Offsetting of financial assets and financial liabilities

The following table presents financial assets and liabilities that are offset as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	284,804	25,648	(434,478)	(32,234)
Offsetting	(32,110)	(2,173)	32,110	2,173
Current and non-current assets (liabilities) – Book value	252,694	23,475	(402,368)	(30,061)

	As of December 31, 2023
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	252,404	44,014	(656,260)	(30,222)
Offsetting	(13,091)	(1,568)	13,091	1,568
Current and non-current assets (liabilities) – Book value	239,313	42,446	(643,169)	(28,654)

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).
-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

TELECOM ARGENTINA S.A.

Financial assets and liabilities recognized at fair value as of June 30, 2024 and December 31, 2023, and the level of hierarchy are listed below:

June 30, 2024	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	19,170	-	19,170
Government bonds and Notes (1)	225,670	-	225,670
Other receivables: DFI	-	2,712	2,712
Non-current Assets
Other receivables: DFI	-	114	114
Total assets	244,840	2,826	247,666
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	698	698
Borrowings: DFI	-	23	23
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	692	692
Total Liabilities	-	1,413	1,413

(1)	Mutual Funds are included in “Cash and cash equivalents”, “Investments” and Guarantee of financial operations included in “Other receivables”. and Government bonds and Notes are included in “Cash and cash equivalents” and “Investments”.

December 31, 2023	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	25,934	-	25,934
Government bonds and Notes (1)	234,947	-	234,947
Other receivables: DFI	-	2,785	2,785
Other receivables: Indemnification assets	-	18	18
Non-current Assets
Other receivables: DFI	-	786	786
Total assets	260,881	3,589	264,470
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	1,020	1,020
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	1,844	1,844
Total liabilities	-	2,864	2,864

(1)	Mutual Funds are included in “Cash and cash equivalents” and “Investments”. Government bonds and Notes are included in “Cash and cash equivalents” and “Investments”.

In relation to the fair values set forth above, as of June 30, 2024, there were no changes in the methods and assumptions used with respect to what was reported in Note 22 to the consolidated financial statements as of December 31, 2023.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Borrowings

As of June 30, 2024, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	1,610,391	1,528,055
Other borrowings	953,599	963,628
	2,563,990	2,491,683

The fair value of the borrowings was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	Fort the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

TELECOM ARGENTINA S.A.

Exchange rate Hedges

During June 2024, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$5 million fixing the exchange rate in 1,015 Argentine pesos/US$, maturing on August 30, 2024.

NOTE 19 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $567,560 million as of June 30, 2024 (of which $99,952 million corresponds to Fixed Assets commitments). These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

NOTE 20 – EQUITY

a)	Capital Stock

As of June 30, 2024 and December 31, 2023, the capital stock of Telecom Argentina amounts to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these unaudited condensed consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the ADS representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

b)	Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024, the shareholders of Telecom decided, among other:

(i)	To approve the Board of Directors’ proposal stated in current currency as of March 31, 2024 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated Deficit as of December 31, 2023 for $257,730 million ($463,328 million in current currency as of June 30, 2024): (i) absorb the amount of $257,730 million ($463,328 million in current currency as of June 30, 2024) from the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level”; b) to reclassify the amount of $84,257 million ($139,179 million in current currency as of June 30, 2024) from “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” and to be charged against the “Contributed Surplus”;
(ii)	to delegate on the Board of Directors the power to reverse between October 1, 2024 and December 31, 2024 the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” in an amount that allows distribution of dividends in cash or in kind or any combination of both options, for up to the maximum amount of distribution of US$ 100 million, once the conditions detailed in Note 13.c) to the consolidated financial statements as of December 31, 2023 are met or waived.

c)	Restrictions on distribution of profits

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock) plus inflation adjustment of common stock.

TELECOM ARGENTINA S.A.

NOTE 21 – REVENUES

	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
Mobile Services	342,406	375,946	672,409	778,849
Internet Services	218,247	194,151	418,073	410,373
Cable Television Services	122,803	168,203	243,058	351,738
Fixed and Data Services	107,787	111,041	221,313	223,717
Other services revenues	8,449	7,475	17,741	15,501
Subtotal services revenues	799,692	856,816	1,572,594	1,780,178
Equipment revenues	56,392	77,022	94,385	141,571
Total Revenues	856,084	933,838	1,666,979	1,921,749

NOTE 22 – OPERATING EXPENSES

The main components of the operating expenses are the following:

	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
Employee benefit expenses and severance payments	Profit (loss)
Salaries, social security expenses and benefits	(179,175)	(207,858)	(346,542)	(430,413)
Severance indemnities	(22,983)	(9,919)	(38,970)	(21,876)
Other employee expenses	(5,160)	(6,373)	(8,932)	(9,478)
	(207,318)	(224,150)	(394,444)	(461,767)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(61,873)	(63,940)	(125,300)	(119,577)
Fees for services	(47,554)	(58,554)	(101,806)	(117,741)
Directors and Supervisory Committee’s members’ fees	(936)	(600)	(1,867)	(1,598)
	(110,363)	(123,094)	(228,973)	(238,916)
Taxes and fees with the Regulatory Authority
Turnover tax	(34,791)	(35,379)	(67,141)	(71,921)
Regulatory Entity Fees	(16,937)	(17,842)	(33,165)	(37,350)
Municipal taxes	(8,617)	(9,735)	(16,104)	(19,921)
Other taxes and fees	(6,493)	(9,304)	(12,913)	(19,141)
	(66,838)	(72,260)	(129,323)	(148,333)
Cost of equipment
Inventory balance at the beginning of the year	(55,901)	(42,645)	(59,138)	(38,840)
Plus:
Purchases	(38,552)	(58,061)	(66,416)	(112,778)
Other	2,717	1,052	5,532	6,123
Less:
Inventory balance at the end of the period	46,175	41,240	46,175	41,240
	(45,561)	(58,414)	(73,847)	(104,255)
Other operating expenses
Legal Claims and contingent liabilities	(5,057)	(20,831)	(7,246)	(27,085)
Rental and internet capacity	(9,224)	(5,233)	(14,989)	(10,968)
Energy, water and other services	(24,610)	(17,699)	(41,239)	(37,313)
Postage, freight and travel expenses	(5,795)	(7,034)	(10,701)	(13,565)
Other	435	(2,149)	(2,437)	(3,877)
	(44,251)	(52,946)	(76,612)	(92,808)
Depreciation, amortization and impairment of Fixed Assets
Depreciation of PP&E	(214,864)	(252,946)	(425,842)	(496,951)
Amortization of intangible assets	(24,402)	(38,351)	(49,150)	(77,832)
Amortization of rights of use assets	(41,799)	(31,425)	(82,569)	(60,021)
(Impairment) / Recovery of Fixed Assets	469	1,134	372	(129)
	(280,596)	(321,588)	(557,189)	(634,933)

TELECOM ARGENTINA S.A.

Operating expenses disclosed by function of expense amounted to $1,729,076 million and $2,011,410 million for the six-month period ended June 30, 2024 and 2023, respectively are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Other expenses	Total 06.30.2024	Total 06.30.2023
Employee benefit expenses and severance payments	(215,187)	(83,715)	(95,542)	-	(394,444)	(461,767)
Interconnection costs and transmission costs	(53,353)	-	-	-	(53,353)	(56,417)
Fees for services, maintenance, materials and supplies	(85,556)	(47,116)	(96,301)	-	(228,973)	(238,916)
Taxes and fees with the Regulatory Authority	(127,834)	(790)	(699)	-	(129,323)	(148,333)
Commissions and advertising	-	-	(86,665)	-	(86,665)	(117,032)
Cost of equipment and handsets	(73,847)	-	-	-	(73,847)	(104,255)
Programming and content costs	(93,387)	-	-	-	(93,387)	(109,040)
Bad debt expenses	-	-	(35,283)	-	(35,283)	(47,909)
Other operating expenses	(51,613)	(13,566)	(11,433)	-	(76,612)	(92,808)
Depreciation, amortization and impairment of Fixed Assets	(441,368)	(76,850)	(39,343)	372	(557,189)	(634,933)
Total as of 06.30.2024	(1,142,145)	(222,037)	(365,266)	372	(1,729,076)
Total as of 06.30.2023	(1,310,970)	(240,090)	(460,221)	(129)		(2,011,410)

NOTE 23 – FINANCIAL RESULTS

	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
	Profit (loss)
Interests on borrowings (*)	(21,858)	(27,351)	(53,122)	(59,166)
Remeasurement in borrowings (**)	(39,023)	(3,680)	(74,013)	9,340
Foreign currency exchange gains on borrowings (***)	236,883	6,349	1,249,112	67,581
Borrowings renegotiation results	-	-	-	(1,434)
Total financial results from borrowings	176,002	(24,682)	1,121,977	16,321
Fair value gains/(losses) on financial assets at fair value through profit or loss	13,103	(16,680)	(15,077)	(29,741)
Other foreign currency exchange gains (losses)	35,665	(941)	151,451	(4,823)
Other interests, net	1,657	3,305	8,221	9,307
Other taxes and bank expenses	(30,665)	(9,629)	(49,186)	(19,190)
Financial expenses on pension benefits	(665)	(988)	(1,511)	(2,225)
Financial discounts on assets, debts and others	(7,223)	(2,672)	(7,542)	(6,498)
RECPAM	14,983	62,602	77,467	136,266
Total other financial results, net	26,855	34,997	163,823	83,096
Total financial results, net	202,857	10,315	1,285,800	99,417

(*) Includes $1,386 million and $776 million corresponding to net income generated by DFI in the six-month period ended June 30, 2024 and 2023, respectively.

(**) Related to Notes issued in UVA.

(***) Includes $222 million and ($13,449) million corresponding to net income/ (losses) generated by DFI in the six-month period ended June 30, 2024 and 2023, respectively.

NOTE 24 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Controlling Company

CVH is the controlling company of Telecom Argentina, holding 28.16% of the capital stock of the Company. Additionally, both CVH and Fintech, contributed to the Voting Trust, in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement.

b)	Balances with Related parties

•	Associates and joint venture

CURRENT ASSETS		June 30,	December 31,
Trade receivables		2024	2023
Ver TV	Associate	16	18
OPH	Joint venture	27	49
		43	67

TELECOM ARGENTINA S.A.

		June 30,	December 31,
Other receivables		2024	2023
La Capital Cable	Associate	254	377
Ver TV	Associate	72	4
		326	381

CURRENT LIABILITIES		June 30,	December 31,
Trade payables		2024	2023
La Capital Cable	Associate	8	6
TSMA	Associate	1	2
OPH	Joint venture	878	1,926
		887	1,934
Other liabilities
OPH	Joint venture	2,545	4,239
		2,545	4,239
NON - CURRENT LIABILITIES
Other liabilities
OPH	Joint venture	2,329	7,431
		2,329	7,431

•	Other Related parties

CURRENT ASSETS	June 30,	December 31,
Trade receivables	2024	2023
Other related parties	2,161	1,179
	2,161	1,179
Other receivables
Other related parties	2	7
	2	7
CURRENT LIABILITIES
Trade payables
Other related parties	9,097	8,245
	9,097	8,245

c)	Transactions with Related parties

•	Associates and joint ventures

	Transaction	Kind of related party	Six-month period ended June 30,
			2024	2023
			Profit (loss)
			Revenues
La Capital Cable	Services revenues and other revenues	Associate	86	7
Ver TV	Services revenues and other revenues	Associate	35	30
OPH	Services revenues and other revenues	Joint venture	142	-
			263	37
			Operating costs
La Capital Cable	Fees for services	Associate	(432)	(1,111)
			(432)	(1,111)

•	Other Related parties

	Transaction	Six-month period ended June 30,
		2024	2023
		Profit (loss)
		Revenues
Other related parties	Services and advertising revenues	2,459	1,698
		2,459	1,698
		Operating costs
Other related parties	Programming costs	(14,735)	(16,485)
Other related parties	Editing and distribution of magazines	(1,847)	(2,801)
Other related parties	Advisory services	(2,373)	(2,237)
Other related parties	Advertising purchases	(501)	(1,226)
Other related parties	Other purchases and commissions	(1,327)	(873)
		(20,783)	(23,622)

The transactions discussed above were made by Telecom Argentina under the same conditions than would have been obtained from unaffiliated third parties. When Telecom Argentina’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

TELECOM ARGENTINA S.A.

NOTE 25 – RECENT DEVELOPMENTS CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2024

1.	Regulatory issues

a)	Decree No. 690/20 - Amendment to the LAD

In relation to the situation described in Note 2.c).i) in the consolidated financial statements as of December 31, 2023, on February 20, 2024 the precautionary measure, which suspended the application of the Decree No. 690/20, was extended for an additional period of six months, remaining in force until August 20, 2024. Consequently, the precautionary measure is fully in force as of the issuance date of these unaudited condensed consolidated financial statements.

In connection with the decision rendered on November 17, 2023 by the Federal Court on Administrative Litigation Matters No. 8 whereby it nullified Decree No. 690/20 and ENACOM Resolutions Nos. 1,466/20 and 1,467/20, on June 19, 2024, Chamber II of the Court of Appeals on Federal Administrative Matters rendered a decision whereby it fully upheld the first-instance judgment, ratifying the nullity of both Decree No. 690/20 and the aforementioned ENACOM Resolutions, considering them unconstitutional.

On July 4, 2024, PEN filed an extraordinary appeal against the second instance ruling, which has not been granted to date.

On the other hand, through Emergency Decree No. 302/24, published in the Official Gazette on April 9, 2024, the Executive Branch repealed Decree No. 690/20. Furthermore, on June 25, 2024, through ENACOM Resolution No. 13/24, the ENACOM revoked the regulations that limited price increases for Internet, mobile telephony, and cable television services.

b)	Micro Sistemas

Through Communication "A" No. 8,038, the BCRA repealed Communication "A" No. 7,825, which had established that the return received by PSPCP in pesos of deposit accounts held at financial institutions, where their clients' funds are deposited, had to be fully transferred to those clients.

Additionally, on July 4, 2024, Micro Sistemas was registered with the BCRA as an Acceptor of payments made through transfers.

2.	Corporate issues

a)	Exercise of the call option of Naperville and Saturn Holding LLC

a.1) Naperville

On May 20, 2024, the subsidiary Televisión Dirigida partially exercised the call option to purchase 51% of Naperville (which owns shares representing 76.63% of Manda’s share capital and votes, which in turn is the sole shareholder and owns 100% of RISSAU’s share capital and votes, an operating company whose main activity is the installation and operation of broadcasting services).

Additionally, on the same day, Televisión Dirigida also exercised the call option for US$ 3,108 to purchase all the shares held by minority shareholders in Manda, which represent 0.007% of the capital stock and votes of said company.

The transaction price amounted to US$ 16.4 million ($14,584 million stated at the exchange rate prevailing on the transaction date), which shall be settled as follows: a) US$ 3.8 million ($ 3,404 million stated at the exchange rate prevailing on the transaction date) has been paid as an option premium on the date of execution of the Option Agreement dated October 4, 2023, b) US$ 12.6 million for the partial acquisition of 51%, of which US$ 6 million -$ 5,333 million stated at the exchange rate prevailing on the transaction date- was paid within 48 hours of signing date , and US$ 6.6 million -$5,847 million stated at the exchange rate prevailing on the transaction date- to be paid on July 31, 2024.

The remained unsettled as of June 30, 2024 amounts to $5,991 million which was included under "Debt for acquisition of companies" within Other current liabilities. This debt was cancelled on July 31, 2024.

TELECOM ARGENTINA S.A.

The Company's management has made a preliminary determination of the fair value of the assets acquired and liabilities assumed (net assets) at the acquisition date, and from the comparison with the consideration paid has determined a goodwill.

Details of the purchase consideration, the estimated net assets acquired and the goodwill resulting from the exercise of the call option for 51% of Naperville:

Purchase consideration	(In current currency at the acquisition date)	(In current currency as of June 30, 2024)
Call option	3,404	3,708
Cash Paid	5,333	5,810
Remaining balance	5,847	6,370
Total	14,584	15,888

The assets and liabilities in millions recognized as a result of the acquisition are as follows:

	(In current currency at the acquisition date)	(In current currency as of June 30, 2024)
Cash and cash equivalents	642	699
Investment	1,613	1,758
Trade receivables	420	458
Goodwill	728	793
PP&E	1,686	1,826
Trade payables	1,343	1,463
Other assets / liabilities, net	(2,801)	(3,042)
Net identifiable assets acquired	3,631	3,955
Less: non-controlling interests	(2,211)	(2,409)
Add: goodwill (*)	13,164	14,342
Net assets acquired	14,584	15,888

(*) The Company will annually review the recoverability of goodwill.

Revenue and profit contribution

The acquired business contributed revenues of $208 million and Adjusted EBITDA of $(340) million for the period from May 1, 2024 to June 30, 2024.

On July 17, 2024, Televisión Dirigida exercised the call option to purchase the remaining shares, accounting for 49% of Naperville. The price of this transaction amounted to US$ 15.8 million and shall be paid according to the schedule agreed by the parties, with the possibility for Televisión Dirigida to make partial payments, pre-cancel outstanding balances if it so desires, or even postpone payments subject to obtaining the prior consent of the seller.

Therefore, the total transaction price amounted to US$ 32.2 million.

a.2) Saturn Holding LLC

As of June 30, 2024, Televisión Dirigida held a call option for the purchase of 100% of Saturn Holding LLC (which owns 23.37% of Manda) for US$ 1.2 million (equivalent to $1,062 million as of June 30, 2024), to be deducted from the purchase price.

On July 17, 2024, the option to purchase 100% of Saturn Holding LLC was exercised.

The transaction price amounted to US$ 9.8 million and the outstanding balance was US$8.6 million. This outstanding balance shall be paid according to the schedule agreed by the parties, and the agreement provides for the possibility for Televisión Dirigida to make partial payments, pre-cancel outstanding balances if it so desires, or even postpone payments subject to obtaining the prior consent of the seller.

TELECOM ARGENTINA S.A.

b)	Corporate reorganization

b.1) Merger between Núcleo and Tuves Paraguay S.A.

In relation to the corporate reorganization process between Núcleo and Tuves Paraguay S.A. mentioned in Note 1 to the consolidated financial statements as of December 31, 2023, on June 3, 2024, the General Directorate of Public Registries approved the merger between Núcleo (the absorbing and surviving company) and Tuves Paraguay S.A. (the absorbed company). The effective merger date is June 4, 2024, the date on which the transfer to Núcleo of all the rights and obligations, assets, and liabilities of the absorbed company took effect.

This operation has no impact on these unaudited condensed consolidated financial statements.

b.2) Transfer of shares of Personal Envíos to Micro Fintech Holding

On May 20, 2024, the subsidiary Núcleo distributed dividends to its shareholders totalling PYG 145,614 million ($ 18,326 million in constant currency as of June 30, 2024), of which PYG 21,842 million ($ 2,713 million in constant currency as of June 30, 2024) was distributed in cash and PYG 123,772 million ($15,613 million in constant currency as of June 30, 2024) was distributed in shares of Personal Envíos (an amount equivalent to the fair value, determined by an independent appraiser, of the 7,760 shares it held in Personal Envíos, representing 97% of its interest in that company).

On the same day, the Company made an in-kind contribution to Micro Fintech Holding consisting of the shares received from Núcleo along with 160 shares that the Company already held in Personal Envíos.

As a result of this transaction, Micro Fintech Holding currently owns 5,400 shares, representing 67.5% of the issued and outstanding capital stock of Personal Envíos.

This operation has no impact on these unaudited condensed consolidated financial statements since the non-controlling interest maintained its percentage of Equity.

NOTE 26 – SUBSEQUENT EVENTS TO JUNE 30, 2024

Notes: Series 21 and 22

In connection with the Notes Global Program, the Company issued the Series 21 and 22 Notes with the following characteristics:

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
21	US$	500 (1)	07/2024	07/2031	In three installment of: 33% at 07/2029 33% at 07/2030 34% at 07/2031	Annual fixed rate of 9.50%	Semiannual
	US$	115.3 (2)	07/2024	07/2031	In three installment of: 33% at 07/2029 33% at 07/2030 34% at 07/2031	Annual fixed rate of 9.50%	Semiannual
	US$	2.0 (3)	08/2024	07/2031	In three installment of: 33% at 07/2029 33% at 07/2030 34% at 07/2031	Annual fixed rate of 9.50%	Semiannual
22	US$ linked	33.7 (4)	08/2024	02/2026	In one installment at maturity date	Annual fixed rate of 2%	Quarterly basis

1.            The subscription price was under par, so that on the date of issuance, the Company obtained, net of issuance costs, US$493 million ($456,544 million in current currency as of date of issuance). The Company will use the proceeds to refinance borrowings, including the use of US$100 million to repurchase Series 5 Notes maturing in 2025.

On August 6, 2024, the Company paid a part of principal on the Series 5 Notes for US$128.3 million. Additionally, on August 8, 2024, the Company paid, within the terms of the Tender Offer, US$19.8 million for the repurchase of the Series 5 Notes.

2.            The contribution of the additional Series 21 Notes was carried out through the exchange of part of its Series 1 Notes, maturing in 2026, of US$ 115.3 million.

3.            The contribution of the additional Series 21 Notes was carried out through the exchange of part of its Series 1 Notes, maturing in 2026, of US$ 2.0 million.

4.            The subscription price was above par. The Company issued Notes for a nominal value of $31,732 million, equivalent to US$33.7 million.

TELECOM ARGENTINA S.A.

Finally, in relation to the compliance with its covenants and waivers, it should be noted that the new debt issuance does not affect the obligations assumed by the Company, because the proceeds will be used to refinance its borrowings.

Carlos Moltini
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2024

(In millions of Argentine pesos in current currency - except per share data in Argentine pesos in current currency- or as expressly indicated)

1.	General considerations

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this operating and financial review and prospects discloses the comparative balances set forth below, restated to current currency as of June 30, 2024.

The table below shows the evolution of the national consumer price index (National CPI) in light of the fact that Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, as further discussed in Note 1.d) to the unaudited condensed consolidated financial statements for 2023 and as of June 30, 2024 and 2023. According to official statistics from the Argentine National Statistics and Censuses Institute (Instituto Nacional de Estadísticas y Censos) and the Banco Nación U.S. dollar exchange rate used for the preparation of this operating and financial review and prospects are as follows:

	As of June 30, 2023	As of December 31, 2023	As of June 30, 2024

National Consumer Price Index (National CPI) (December 2016=100)	1,709.61	3,533.19	6,351.71

Variation in prices
Annual	115.6%	211.4%	271.5%
Accumulated six months	50.7%	n/a	79.8%
Accumulated three months since March 2023/2024	23.8%	n/a	18.6%

Banco Nación US$/$ exchange rate	256.70	808.45	912.00

Variation in the exchange rate
Annual	105.0%	356.3%	310.5%
Accumulated six months	44.9%	n/a	12.8%
Accumulated three months since March 2023/2024	22.8%	n/a	6.3%

The National CPI has registered an increase of 271.5% as of June 30, 2024 as compared to June 30, 2023.

2.	Telecom’s activities for the six-month period ended June 30, 2024 (“1H24”) and 2023 (“1H23”)

	1H24	1H23	Variation
	$ million		$ million	%
Revenues	1,666,979	1,921,749	(254,770)	(13.3)
Employee benefit expenses and severance payments	(394,444)	(461,767)	67,323	(14.6)
Interconnection and transmission costs	(53,353)	(56,417)	3,064	(5.4)
Fees for services, maintenance, materials and supplies	(228,973)	(238,916)	9,943	(4.2)
Taxes and fees with the Regulatory Authority	(129,323)	(148,333)	19,010	(12.8)
Commissions and advertising	(86,665)	(117,032)	30,367	(25.9)
Cost of equipment and handsets	(73,847)	(104,255)	30,408	(29.2)
Programming and content costs	(93,387)	(109,040)	15,653	(14.4)
Bad debt expenses	(35,283)	(47,909)	12,626	(26.4)
Other operating expenses	(76,612)	(92,808)	16,196	(17.5)
Depreciation, amortization and impairment of Fixed Assets	(557,189)	(634,933)	77,744	(12.2)
Operating loss	(62,097)	(89,661)	27,564	(30.7)
Losses from associates and joint ventures	(2,972)	(3,013)	41	(1.4)
Financial results from borrowings	1,121,977	16,321	1,105,656	n/a
Other financial results, net	163,823	83,096	80,727	97.1
Income before income tax	1,220,731	6,743	1,213,988	n/a
Income tax benefit (expense)	(361,508)	139,666	(501,174)	n/a
Net income for the period	859,223	146,409	712,814	n/a

Net income attributable to:
Controlling Company	851,682	140,561	711,121	n/a
Non-controlling interest	7,541	5,848	1,693	29.0
	859,223	146,409	712,814	n/a
Earnings per share for income attributable to the Controlling Company - Basic and diluted (in Argentine pesos)	395.45	65.27

Adjusted EBITDA(1)	495,092	545,272	(50,180)	(9.2)

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax benefit (expense), financial results, earnings (losses) from associates and joint ventures, depreciation, amortization and impairment of Fixed Assets. For further information on the use of adjusted EBITDA, see “Adjusted EBITDA”.

I

In 1H24, net income amounted to $859,223 million (compared to a net income of $146,409 million in 1H23), representing 51.5% of revenues (compared to 7.6% of revenues in 1H23). The increase in 1H24 compared to 1H23 was mainly due to an increase in financial result, net of $1,186,383 million, which was partially offset by a decrease in income tax benefit (expense) of $501,174 million.

In 1H24, Adjusted EBITDA totaled $495,092 million, representing 29.7% of revenues in 1H24. Adjusted EBITDA in 1H23 totaled $545,272 million, representing 28.4% of revenues in 1H23. The decrease of $50,180 million in 1H24 compared to 1H23 was mainly due to a decrease in revenues of $254,770 million, partially offset by the decrease in operating costs (without depreciation, amortization and impairment of Fixed Assets) of $204,590 million.

•	Revenues

	1H24	1H23	Variation
	$ million		$ million	%
Mobile Services	672,409	778,849	(106,440)	(13.7)
Internet Services	418,073	410,373	7,700	1.9
Cable Television Services	243,058	351,738	(108,680)	(30.9)
Fixed and Data Services	221,313	223,717	(2,404)	(1.1)
Other services revenues	17,741	15,501	2,240	14.5
Subtotal Services revenues	1,572,594	1,780,178	(207,584)	(11.7)
Equipment revenues	94,385	141,571	(47,186)	(33.3)
Total Revenues	1,666,979	1,921,749	(254,770)	(13.3)

During 1H24 revenues decreased 13.3% or $254,770 million compared to 1H23, amounting to $1,666,979 million.

While there was a greater demand for services, revenues decreased mainly due to the fact that, as a consequence of the 271.5% annual inflation in Argentina (from June 30, 2023 to June 30, 2024), the Company (similarly to its competitors in the ICT industry) was unable to increase its prices during 1H24 to the same extent as the increase in inflation.

Services revenues amounted to $1,572,594 million in 1H24, decreasing 11.7% as compared to $1,780,178 million in 1H23 and represented 94.3% of consolidated revenues. Equipment revenues amounted to $94,385 million in 1H24 as compared to $141,571 million in 1H23, and represented 5.7% of consolidated revenues.

Revenues included $231,102 million and $1,485,124 million in 1H24 and 1H23, respectively, related to the effect generated by the restatement in current currency as of June 30, 2024.

Consolidated revenues for 1H24 and 1H23 are comprised as follows:

Mobile Services

Mobile services revenues in 1H24 amounted to $672,409 million (a decrease of $106,440 million or 13.7% as compared to 1H23), being the principal contributor to our total services revenues for 1H24 (42.8% of services revenues in 1H24 as compared to 43.8% in 1H23). Mobile internet services revenues remained stable in 1H24 and 1H23 and accounted for 93% of total mobile service revenues in both periods.

The effect generated by the restatement in current currency as of June 30, 2024 included in Mobile services revenues amounted to $93,835 million and $602,563 million in 1H24 and 1H23, respectively.

Mobile services revenues in Argentina amounted to $608,129 million (a decrease of $109,912 million or 15.3% as compared to 1H23). This decrease was mainly due to 18.2% decrease in the ARPU (average revenue per user), partially offset by a 2.8% increase in the number of customers.

The ARPU amounted to $4,743.5 as of June 30, 2024 (compared to $5,800.0 as of June 30, 2023). This decrease was mainly explained by the fact that, as a consequence of the annual 271.5% inflation in Argentina, the Company (similarly to its competitors in the ICT industry) was unable to increase its prices during 1H24 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of June 30, 2024 included in ARPU amounted to $646.4 and $4,483.6 as of June 30, 2024 and 2023, respectively). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition in the market and an increase in the migration of customers from postpaid to prepaid services (which have a lower ARPU than postpaid customers).

II

Our mobile customers in Argentina amounted to 21.2 million and 20.6 million as of June 30, 2024 and 2023, respectively. Out of the total mobile customers as of June 30, 2024, 62% were prepaid customers and 38% were postpaid customers, whereas as of June 30, 2023, 60% were prepaid customers and 40% were postpaid customers. We observed a change in customer behavior, resulting in an increase in prepaid services customers of 5.4% and a decrease in the postpaid services customers of 1.2% as of June 30, 2024, as compared to June 30, 2023. Additionally, the average churn rate per month amounted to 1.6% in 1H24 (compared to a 1.8% average in 1H23).

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental and reconnection fees revenues and others—(divided by six months) by the average number of customers during 1H24. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Argentina’s ARPU calculations presented in this operating and financial review and prospects as of June 30, 2024. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 1H24:

1H24
$ million
Total Mobile service revenues	608,129
Components of service revenues not included in the ARPU calculation: out collect (wholesale) roaming, cell sites rental, reconnection fees revenues and others	(6,247)
Adjusted total service revenues included in the ARPU calculation	601,882
Average number of customers during 1H24 (millions)	21.1

Mobile services revenues generated in Paraguay amounted to $64,280 million in 1H24 (a $3,472 million or 5.7% increase compared to 1H23). The increase was mainly due to the appreciation of the Guaraní against the Argentine Peso.

Paraguay’s ARPU amounted to $6,875.1 as of June 30, 2024 (compared to $4,406.3 as of June 30, 2023), representing a 56.0% increase.

In 1H24, the customer base in Paraguay amounted to 2.4 million customers, increasing a 4.7% compared to 1H23. Out of the total mobile customers as of June 30, 2024, 74% were prepaid customers and 26% were postpaid customers, whereas as of June 30, 2023, 78% were prepaid customers, and 22% were postpaid customers. The average churn rate per month amounted to 2.6% in 1H24 (compared to a 2.8% average in 1H23).

Internet Services

Internet services revenues amounted to $418,073 million in 1H24 (equivalent to 26.6% of total consolidated services revenues), increasing $7,700 million or 1.9% as compared to 1H23. The effect generated by the restatement in current currency as of June 30, 2024 included in internet services revenues amounted to $59,809 million and $317,37 million in 1H24 and 1H23, respectively.

The increase in internet services revenues in Argentina in 1H24 was mainly due to the increase in the Broadband Internet access ARPU of 9.8%.

The ARPU reached $16,034.2 in 1H24 as compared to $15,866.2 in 1H23. This increase in ARPU is mainly explained by the fact that, we granted fewer discounts to customers for this service. The effect generated by the restatement in current currency as of June 30, 2024 included in ARPU amounted to $2,162.4 and $12,258.4 as of June 30, 2024 and 2023, respectively).

The customer base remained stable amounting to 4.1 million customers in both 1H24 and 1H23, as a result of the Company's efforts despite the intense competition. The churn rate per month amounted to 1.9% and 1.7% in 1H24 and 1H23, respectively.

III

ARPU of Internet Services in Argentina

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues—excluding connection and rehabilitation fees revenues and others—(divided by six months) by the average number of customers during 1H24. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this operating and financial review and prospects as of June 30, 2024. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 1H24:

1H24
$ million
Total Internet service revenues	393,440
Components of service revenues not included in the ARPU calculation	(51)
Adjusted total service revenues included in the ARPU calculation	393,389
Average number of customers during 1H24 (millions)	4.1

Cable Television Services

Cable television services revenues amounted to $243,058 million in 1H24 (equivalent to 15.5% of total consolidated services revenues), decreasing $108,680 million or 30.9% as compared to revenues in 1H23. The effect generated by the restatement in current currency as of June 30, 2024, included in cable television services revenues, amounted to $34,031 million and $271,781 million in 1H24 and 1H23, respectively.

The decrease in Cable television service revenues in 1H24 was mainly due to the decrease in ARPU, a 33.2% decrease compared to 1H23, and a 0.9% decrease in the customer base compared to 1H23.

The ARPU amounted to $11,098.1 as of June 30, 2024 compared to an ARPU of $16,607.4 as of June 30, 2023. The decreased is mainly explained since annual inflation as of June 30, 2024 amounted to 271.5%, the Company (similarly to its competitors in the ICT industry) was unable to increase its prices during 1H24 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of June 30, 2024 included in ARPU amounts to $1,540.4 and $12,835.5 as of June 30, 2024 and 2023, respectively). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers as part of our customer retention strategy.

In 1H24, the customer base in Argentina amounted to 3.1 million customers, decreasing a 0.9% compared to 1H23. This decrease is mainly due to the economic situation in Argentina and the changes in customers’ consumption trends. Our Flow digital platform’s customer base reached 1.5 million and our Premium Package’s customer base amounted to 1.2 million in 1H24, a 11.8% decrease compared to 1H23. The average churn rate per month amounted to 2.0% in both 1H24 and 1H23.

ARPU of Cable Television Services in Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues—excluding connection and administration fees, advertising services and others—(divided by six months) by the average number of customers during 1H24. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this operating and financial review and prospects as of June 30, 2024. Management believes that this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 1H24:

1H24
$ million
Total Cable television service revenues	208,549
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(374)
Adjusted total service revenues included in the ARPU calculation	208,175
Average number of customers during 1H24 (millions)	3.2

IV

Fixed and Data Services

Revenues generated by fixed and data services amounted to $221,313 million in 1H24 (equivalent to 14.1% of total consolidated services revenues), decreasing $2,404 million or 1.1% as compared to 1H23. The effect generated by the restatement in current currency as of June 30 2024 included in fixed and data services revenues amounted to $32,244 million and $172,826 million in 1H24 and 1H23, respectively.

The decrease in fixed and data services in Argentina in 1H24 was mainly due to decrease in ARPU, decreasing 2.1% as compared to 1H23, and a decrease in the customer base of 6.2% compared to 1H23, partially offset by the appreciation of data service subscriptions that are denominated in dollars.

The ARPU of fixed telephony (excluding IP costumers) services amounted to $7,215.4 as of June 30, 2024 compared to an ARPU of $7,369.7 as of June 30, 2023. The decreased is mainly explained since annual inflation as of June 30, 2024 amounted to 271.5%, the Company (similarly to its competitors in the ICT industry) was unable to increase its prices during 1H24 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of June 30, 2024 included in ARPU amounts to $1,010.5 and $5,745.6 as of June 30, 2024 and 2023, respectively).

The customer base of fixed telephony services amounted to 2.8 million in 1H24 of which 1.7 million were IP customers, decreasing a 6.2% compared to 1H23. The customer base decreased mainly due to changes in consumption behavior of customers.

Other services revenues

Other services revenues generated by other services amounted to $17,741 million in 1H24, increasing $2,240 million or 14.5% compared to 1H23. The effect generated by the restatement in current currency as of June 30 2024 included in other services revenues amounted to $2,290 million and $11,727 million in 1H24 and 1H23, respectively.

These services include mainly revenues related to fintech services, revenues from billing remuneration and collection management on behalf of third parties, administrative revenues and revenues from the sale of advertising space, among others.

The increase in other services revenue in 1H24 was mainly due to the increase in fintech services in Argentina, principally due to the growth in the use of the "Personal Pay" digital wallet and the increase in the number of users, which amounted to 2.9 million and 1.2 million in 1H24 and 1H23, respectively.

Equipment

Equipment revenues amounted to $94,385 million in 1H24 (a decrease of $47,186 million or 33.3% compared to 1H23). This variation is mainly due to a 31% decrease in handsets sold compared to 1H23.

The effect generated by the restatement in current currency as of June 30, 2024 included in Equipment revenues amounts to $11,893 million and $108,790 million in 1H24 and 1H23, respectively.

•	Operating costs (without depreciation, amortization and impairment of Fixed Assets)

	1H24	1H23	Variation
	$ million		$ million	%
Employee benefit expenses and severance payments	(394,444)	(461,767)	67,323	(14.6)
Interconnection and transmission costs	(53,353)	(56,417)	3,064	(5.4)
Fees for services, maintenance, materials and supplies	(228,973)	(238,916)	9,943	(4.2)
Taxes and fees with the Regulatory Authority	(129,323)	(148,333)	19,010	(12.8)
Commissions and advertising	(86,665)	(117,032)	30,367	(25.9)
Cost of equipment and handsets	(73,847)	(104,255)	30,408	(29.2)
Programming and content costs	(93,387)	(109,040)	15,653	(14.4)
Bad debt expenses	(35,283)	(47,909)	12,626	(26.4)
Other operating expenses	(76,612)	(92,808)	16,196	(17.5)
Total operating costs	(1,171,887)	(1,376,477)	204,590	(14.9)

Total operating costs without depreciation, amortization and impairment of Fixed Assets totaled $1,171,887 million in 1H24, which represents a decrease of $204,590 million or 14.9% compared to 1H23.

V

The effect generated by the restatement in current currency as of June 30, 2024 included in operating costs without depreciation, amortization and impairment of Fixed Assets amounted to $198,410 million and $1,066,471 million in 1H24 and 1H23, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $394,444 million in 1H24, decreasing $67,323 million or 14.6% compared to 1H23. The decrease was mainly due to a reduction of 3.7% in headcount from 21,607 employees in 1H23 to 20,809 employees in 1H24, partially offset by increases in salaries agreed to by the Company with several trade unions for unionized employees, and also for non-unionized employees, together with related social security charges and higher severance payments.

The effect generated by the restatement in current currency as of June 30, 2024 included in employee benefit expenses and severance payments amounted to $55,314 million and $356,856 million in 1H24 and 1H23, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for termination from third parties’ mobile networks, roaming and cost of international outbound calls and lease of circuits) amounted to $53,353 million in 1H24, decreasing $3,064 million or 5.4% compared to 1H23. The decrease was mainly due to the new dynamics of the business that imply an optimization of links and sites, partially offset by increases in the exchange rate in relation to services set in dollars.

The effect generated by the restatement in current currency as of June 30, 2024 included in Interconnection and transmission costs amounted to $8,415 million and $43,607 million in 1H24 and 1H23, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $228,973 million in 1H24, decreasing $9,943 million or 4.2% compared to 1H23. The decrease is mainly explained by the efficiency and management of resources through which Fees for services decreased $15,935 million compared to $117,741 million in 1H23, partially offset by higher cost of maintenance, materials and supplies, many of which are dollarized, for $5,723 million as compared to 1H23.

The effect generated by the restatement in current currency as of June 30, 2024 included in Fees for services, maintenance, materials and supplies amounted to $48,019 million and $185,492 million in 1H24 and 1H23, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, amounted to $129,323 million in 1H24, decreasing $19,010 million or 12.8% compared to 1H23. The decrease was mainly due to the effect of the decrease in revenues in 1H24. Taxes and fees with the Regulatory Authority represent 7.8% of revenues in 1H24 and 1H23, respectively.

The effect generated by the restatement in current currency as of June 30, 2024 included in Taxes and fees with the Regulatory Authority amounted to $17,694 million and $114,627 million in 1H24 and 1H23, respectively.

Commissions and advertising

Commissions and advertising, amounted to $86,665 million in 1H24, decreasing $30,367 million or 25.9% compared to 1H23. The decrease is mainly due to lower charges for agent commissions, collection commissions and credit card finance charges compared to 1H23, partially offset by an increase in advertising costs.

The effect generated by the restatement in current currency as of June 30, 2024 included in Commissions and advertising amounted to $11,786 million and $90,189 million in 1H24 and 1H23, respectively.

Cost of equipment

Cost of equipment, amounted to $73,847 million in 1H24, decreasing $30,408 million or 29.2% compared to 1H23. This decrease is mainly due to a 31% decrease in handsets sold compared to 1H23.

The effect generated by the restatement in current currency as of June 30, 2024 included in Cost of equipment amounted to $26,214 million and $82,327 million in 1H24 and 1H23, respectively.

VI

Programming and content costs

Programming and content costs amounted to $93,387 million in 1H24, decreasing $15,653 million or 14.4% compared to 1H23. The decrease was mainly due to commercial efficiency, partially offset by price increases in almost all cable television signals.

The effect generated by the restatement in current currency as of June 30, 2024 included in Programming and content costs amounted to $15,330 million and $84,284 million in 1H24 and 1H23, respectively.

Bad debt expenses

Bad debt expenses amounted to $35,283 million in 1H24, decreasing $12,626 million or 26.4% compared to 1H23, representing 2.1% and 2.5% of the revenues in 1H24 and 1H23, respectively. The decrease is mainly due to continuing credit recovery actions.

The effect generated by the restatement in current currency as of June 30, 2024 included in Bad debt expenses amounted to $5,586 million and $37,415 million in 1H24 and 1H23, respectively.

Other operating expenses

Other operating expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others) amounted to $76,612 million in 1H24, decreasing $16,197 million or 17.5% compared to 1H23. The decrease is mainly due to lower charges in legal claims and contingent liabilities and Postage, freight and travel expenses, partially offset by higher rental charges and energy costs.

The effect generated by the restatement in current currency as of June 30, 2024 included in Other operating expenses amounted to $10,052 million and $71,674 million in 1H24 and 1H23, respectively.

Depreciation, amortization and impairment of Fixed Assets

Depreciation, amortization and impairment of Fixed Assets amounted to $557,189 million in 1H24, a decrease of $77,744 million or 12.2 % compared to 1H23.

The variation is due to the effect of those assets that ended their useful life after June 30, 2023, partially offset by the impact of the amortization of the CAPEX subsequent to that same date.

The effect generated by the restatement in current currency as of June 30, 2024 included in depreciation, amortization and impairment of Fixed Assets amounts to $463,299 million and $594,553 million in 1H24 and 1H23, respectively.

•	Operating loss

Operating loss amounted to $62,097 million and $89,661 million in 1H24 and 1H23, respectively, representing a decrease of $27,564 million as compared to 1H23. Operating loss represented (3.7)% and (4.7)% of revenues in 1H24 and 1H23, respectively.

•	Financial results, net

	1H24	1H23	Variation
	$ million		$ million	%
Interests on borrowings	(53,122)	(59,166)	6,044	(10.2)
Remeasurement in borrowings	(74,013)	9,340	(83,353)	n/a
Foreign currency exchange gains on borrowings	1,249,112	67,581	1,181,531	n/a
Borrowings renegotiation results	-	(1,434)	1,434	n/a
Total financial results from borrowings	1,121,977	16,321	1,105,656	n/a
Other foreign currency exchange gains (losses)	151,451	(4,823)	156,274	n/a
Fair value gains/(losses) on financial assets at fair value through profit or loss	(15,077)	(29,741)	14,664	(49.3)
Other interests, net	8,221	9,307	(1,086)	(11.7)
RECPAM	77,467	136,266	(58,799)	(43.2)
Other	(58,239)	(27,913)	(30,326)	108.6
Total other financial results, net	163,823	83,096	80,727	97.1
Total financial results, net	1,285,800	99,417	1,186,383	n/a

VII

Telecom incurred in a financial gain, net of $1,285,800 million in 1H24 (compared to a gain of $99,417 million in 1H23). Financial Results, net in 1H24 mainly included (i) foreign exchange gains measured in real terms of $1,400,563 million as a result of the U.S. dollar appreciating 12.8% against the Argentine Peso compared to a 79.8% inflation (compared to a gain of $62,758 million in 1H23 and 44.9% devaluation of the Argentine Peso against the U.S. dollar compared to a 50.7% inflation in 1H23) and (ii) the Inflation Adjustment Gain (Loss) (Resultado por exposición a los cambios en el poder adquisitivo de la moneda, or RECPAM), which amounted to a gain of $77,467 million (compared to a gain of $136,266 million in 1H23). These effects were partially offset by (i) interest on borrowings, measured in real terms, of $53,122 million (compared to $59,166 million in 1H23). (ii) losses from remeasurement in borrowings of $74,013 million (compared to a gain of $9,340 million in 1H23), (iii) fair value losses on financial assets at fair value through profit or loss of $15,077 million (compared to a loss of $29,741 million in 1H23), and (iv) other financial results of $50,018 million (compared to $20,040 million in 1H23).

•	Income tax benefit (expense)

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to $361,508 million in 1H24 compared to a benefit of $139,666 million in 1H23. It includes the following effects: (i) current tax expenses, Telecom’s generated $5,538 million tax expense in 1H24 (compared to an expense of $1,575 million in 1H23), (ii) regarding the deferred tax in 1H24, Telecom recorded a deferred tax expense of $355,970 million compared to a gain of $141,241 million in 1H23.

•	Net income

Telecom recorded net income of $859,223 million in 1H24 as compared to net income of $146,409 million in 1H23 and represented a 51.5% of revenues as compared to 7.6% in 1H23. The increase in 1H24 compared to 1H23 was mainly due to an increase in income before income tax of $1,213,988 million, which was partially offset by a decrease in income tax benefit (expense) of $501,174 million.

Net income attributable to controlling shareholders amounted to $851,682 million in 1H24 compared to a gain of $140,561 million in 1H23.

•	Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standard 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, Earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of property, plant and equipment (PP&E) and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	1H24	1H23	Variation
	$ million		$ million	%
Net income	859,223	146,409	712,814	n/a
Income tax (benefit) expense	361,508	(139,666)	501,174	n/a
Other financial results, net	(163,823)	(83,096)	(80,727)	97.1
Financial results from borrowings	(1,121,977)	(16,321)	(1,105,656)	n/a
Losses from associates and joint ventures	2,972	3,013	(41)	(1.4)
Operating loss	(62,097)	(89,661)	27,564	(30.7)
Depreciation, amortization and impairment of Fixed Assets	557,189	634,933	(77,744)	(12.2)
Adjusted EBITDA	495,092	545,272	(50,180)	(9.2)

Our consolidated Adjusted EBITDA amounted to $495,092 million in 1H24, representing a decrease of $50,180 million or 9.2% as compared to 1H23. Adjusted EBITDA represented 29.7% of our total consolidated revenues in both 1H24 and 1H23, respectively.

VIII

Liquidity and Capital Resources

•	Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the short term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of borrowings and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina has accessed and expects that it will be able to access the domestic and international capital markets during 2024 to refinance its outstanding debt, if necessary.

•	Borrowings Developments during 1H24

The most relevant borrowings developments for the six-months period ended June 30, 2024 were the following:

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
20	US$ linked	59.7	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis
	US$ linked	21.6	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis

For more information, see Note 11 of our unaudited condensed consolidated financial statements.

For more information, related to subsequent events to June 30, 2024 see Note 26 to the unaudited condensed consolidated financial statements.

Cash Flow

The table below summarizes, for the six-months period ended June 30, 2024 and June 30, 2023, Telecom’s consolidated cash flows.

	1H24	1H23	Variation
	$ million
Cash flows provided by operating activities	328,659	498,359	(169,700)
Cash flows used in investing activities	(234,812)	(441,214)	206,402
Cash flows used in financing activities	(158,191)	(48,247)	(109,944)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(57,878)	(6,855)	(51,023)
Decrease in cash and cash equivalents	(122,222)	2,043	(124,265)
Cash and cash equivalents at the beginning of the year	287,230	224,222	63,008
Cash and cash equivalents at the end of the period	165,008	226,265	(61,257)

As of June 30, 2024 and June 30, 2023, we had $165,008 million and $226,265 million in cash and cash equivalents, respectively.

Cash flows provided by operating activities were $328,659 million and $498,359 million in 1H24 and 1H23, respectively.

Net cash provided by operating activities decreased $169,700 million, or (34.1)% in 1H24 compared to 1H23, primarily due to a $73,733 million increase in net loss adjusted for non-cash income and expense which was partially offset by (i) a $96,344 million decrease in net cash outflows in connection with changes in our assets and liabilities and (ii) a $377 million decrease in cash outflows used to pay income tax.

The decrease was primarily due to an increase in trade payable payments, mostly due to settlements of outstanding foreign currency payables (which was settled using government bonds also), an increase in payments of other liabilities and a decrease in cash flows related to trade receivables, partially offset by an increase in cash flows related to other receivables.

IX

Cash flows used in investing activities were $234,812 million and $441,214 million in 1H24 and 1H23, respectively.

In 1H24, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of $189,135 million and payment for investments not considered as cash and cash equivalents of $190,904 million partially offset by proceeds from sale of investments not considered as cash and cash equivalents of $146,723 million.

In 1H23, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of $201,143 million, and payment for investments not considered as cash and cash equivalents of $244,656 million partially offset by proceeds from sale of investments not considered as cash and cash equivalents of $7,070 million.

Cash flows used in financing activities were $158,191 million and $48,247 million in 1H24 and 1H23, respectively.

In 1H24, cash flows used in financing activities included payments for borrowings, interest and related expenses and leases liabilities for $414,403 million and dividends paid to non-controlling interests in subsidiaries for $7,928 million offset by proceeds from borrowings for $264,140 million.

In 1H23, cash flows used in financing activities included payments for borrowings, interest and related expenses and leases liabilities for $334,533 million offset by proceeds from borrowings for $286,286 million.

•	Liquidity

The liquidity position of Telecom is and will be significantly dependent on its operating performance, its indebtedness, capital expenditure programs and dividends from its subsidiaries, if any.

Telecom’s working capital breakdown and its main variations are disclosed below:

	As of June 30, 2024	As of December 31, 2023	Variation
	$ million
Trade receivables	252,285	238,860	13,425
Other receivables	52,831	58,408	(5,577)
Inventories	42,190	56,681	(14,491)
Current liabilities (not considering borrowings)	(702,564)	(976,597)	274,033
Operating working capital - negative	(355,258)	(622,648)	267,390
As % of Revenues	21.3%	32.4%

Cash and cash equivalents	165,008	287,230	(122,222)
DFI	2,712	2,785	(73)
Investments	223,141	222,862	279
Current borrowings	(820,770)	(1,012,979)	192,209
Net Current financial liability	(429,909)	(500,102)	70,193
Assets classified as held for sale	1,781	-	1,781
Negative working capital (current assets — current liabilities)	(783,386)	(1,122,750)	339,364
Liquidity rate (current assets / current liabilities)	0.49	0.44	0.05

Telecom has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E and Intangible asset) for longer terms than those it provides to its customers. As a result, Telecom has a negative working capital, which amounted to $783,386 million as of June 30, 2024 (decreasing $339,364 million compared to December 31, 2023).

Telecom had consolidated cash and cash equivalents amounting to $165,008 million and $287,230 million as of June 30, 2024 and December 31, 2023, respectively.

Compliance with covenants

The Company has complied with: a) the EBITDA/ Net Interest ratio and b) the Net Debt/EBITDA ratio established in the waivers obtained in March 2024, and is also in compliance with the rest of the commitments assumed and in force on June 30, 2024.

For more information on our financial ratio waivers, see Note 11 of our unaudited condensed consolidated financial statements.

X

Capital Expenditures

CAPEX and Rights of use assets additions composition 1H24 and 1H23 is as follows:

	1H24	1H23	Variation
	$ million		$ million	%
PP&E	207,726	218,411	(10,685)	(4.9)
Intangibles assets	16,866	10,184	6,682	65.6
Total CAPEX	224,592	228,595	(4,003)	(1.8)
Rights of use assets	91,354	76,223	15,131	19.9
Total CAPEX and Right of use asset additions	315,946	304,818	11,128	3.7

Our main CAPEX projects are related to the expansion of cable television and Internet services in order to improve the transmission and speed offered to customers; the deployment of 4G and the expansion of 5G services to support the growth of mobile Internet services, improvement of the quality service.

In terms of infrastructure, during 2024 we have continued to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE, and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network. The deployment of 4G/LTE reached a coverage of 97% of urban population. Additionally, we reached a coverage of 98% of the population of major cities of Argentina. Our customers with access to our 4G network, according to the latest benchmark of June 30, 2024 carried out by Ookla, perceived a better service experience reaching average speeds of 39.9 Mbps, compared to 33.1 Mbps as of June 30, 2023. In addition, approximately 72% of the calls are made by Volte, a technology that allows making and receiving voice calls over the 4G Network with substantial improvements in audio and video quality. During 2024 we have continued with the expansion of our 5G network and are planning to reach 200 sites in 2024.

Additionally, we continued to deploy the mobile sites connectivity in order to achieve better quality and capacity, replacing radio links with high capacity fiber optics connections. Finally, the plan to connect remote and low-density areas through satellite backhaul continued.

3.	Telecom Group’s activities for the three-month periods ended June 30, 2024 (“2Q24”) and 2023 (“2Q23”)

	2Q24	2Q23	Variation
	$ million		$ million	%
Revenues	856,084	933,838	(77,754)	(8.3)
Operating costs without depreciation, amortization and impairment of fixed assets	(606,583)	(687,701)	81,118	(11.8)
Depreciation, amortization and impairment of fixed assets	(280,596)	(321,588)	40,992	(12.7)
Operating loss	(31,095)	(75,451)	44,356	(58.8)
Losses from associates and joint ventures	(1,361)	(4,967)	3,606	n/a
Financial results, net	202,857	10,315	192,542	n/a
Income (loss) before income tax	170,401	(70,103)	240,504	n/a
Income tax benefit (expense)	(111,539)	85,523	(197,062)	n/a
Net income	58,862	15,420	43,442	n/a

Attributable to:
Controlling Company	54,608	12,902	41,706	n/a
Non-controlling interest	4,254	2,518	1,736	68.9
	58,862	15,420	43,442	n/a

Basic and diluted income per share attributable to the Controlling Company (in Argentine pesos)	25.36	5.99
Adjusted EBITDA	249,501	246,137	3,364	1.4

Revenues in 2Q24 amounted to $856,084 million and operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $606,583 million, therefore, adjusted EBITDA amounted to $249,501 million (equivalent to 29.1% of consolidated revenue in 2Q24 vs. 26.4% in 2Q23). Depreciation, amortization and impairment of fixed assets amounted to $280,596 million (equivalent to 32.8% of consolidated revenues) and operating loss amounted to $31,095 million (equivalent to 3.6% of consolidated revenue in 2Q24 vs. 8.1% in 2Q23).

Services revenues amounted to $799,692 million in 2Q24 -equivalent to 93.4% of consolidated revenues-, and equipment revenues amounted to $56,392 million in 2Q24 –equivalent to 6.6% of consolidated revenues.

Mobile services revenues amounted to $342,406 million in 2Q24 –equivalent to 42.8% of consolidated services revenues– which were mainly generated by customers in Argentina.

XI

Internet services revenues amounted to $218,247 million in 2Q24 –equivalent to 27.3% of consolidated services revenues.

Cable television services revenues amounted to $122,803 million in 2Q24 –equivalent to 15.4% of consolidated service revenues– and they are mainly composed of services revenues provided in Argentina and Uruguay. Finally, Fixed and data services revenues amounted to $107,787 million in 2Q24 –equivalent to 13.5% of consolidated service revenues.

Operating costs without depreciation, amortization and impairment of fixed assets amounted to $606,583 million in 2Q24, being the main components, employee benefit expenses and severance payments (amounted to $207,318 million); fees for services, maintenance, materials and supplies (amounted to $110,363 million); taxes and fees with the Regulatory Authority (amounted to $66,838 million); Programming and content costs (amounted to $48,977 million) and commissions and advertising (amounted to $44,565 million).

Financial results, net amounted to a gain of $202,857 million in 2Q24, mainly due to net foreign exchange gains, measured in real terms, amounting to $272,548 million, the net gain on restatement in current currency amounting to $14.983 million and fair value losses on financial assets at fair value through profit or loss of $13,103 million, partially offset by, interests on borrowings amounting to $21,858 million, losses from remeasurement in borrowings amounting to $39,023 million, other taxes and bank expenses amounting to $30,665 million and other financial results amounting to $6,231 million.

Income tax gain amounted to $111,539 million in 2Q24. Therefore, Telecom Argentina obtained a net income amounting to $58,862 million in 2Q24, which represents 6.9% of consolidated revenues.

Net income attributable to the controlling shareholders amounted to $54,608 million in 2Q24.

Our consolidated Adjusted EBITDA amounted to $249,501 million in 2Q24. Adjusted EBITDA represented 28.9% of our total consolidated revenues.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	2Q24	2Q23
	$ million
Net income	58,862	15,420
Income tax (benefit) expense	111,539	(85,523)
Other financial results, net	(26,855)	(34,997)
Financial results from borrowings	(176,002)	24,682
Losses from associates and joint ventures	1,361	4,967
Operating loss	(31,095)	(75,451)
Depreciation, amortization and impairment of Fixed Assets	280,596	321,588
Adjusted EBITDA	249,501	246,137

4.	Summary of comparative consolidated statements of financial position (in million)

	June 30,
	2024	2023	2022	2021	2020
Current assets	739,948	682,597	574,359	1,072,993	1,512,144
Non-current assets	8,595,800	8,723,755	10,659,625	11,265,371	11,578,820
Total assets	9,335,748	9,406,352	11,233,984	12,338,364	13,090,964
Current liabilities	1,523,334	1,675,941	1,734,631	1,651,446	2,531,481
Non-current liabilities	3,084,151	3,226,553	3,529,933	4,345,389	3,604,317
Total liabilities	4,607,485	4,902,494	5,264,564	5,996,835	6,135,798
Equity attributable to the Controlling Company	4,635,492	4,407,479	5,882,701	6,247,424	6,853,943
Equity attributable non-controlling interest	92,771	96,379	86,719	94,105	101,223
Total Equity	4,728,263	4,503,858	5,969,420	6,341,529	6,955,166
Total liabilities and equity	9,335,748	9,406,352	11,233,984	12,338,364	13,090,964

5.	Summary of comparative consolidated income statements (in million)

	1H24	1H23	1H22	1H21	1H20
Revenues	1,666,979	1,921,749	2,119,116	2,364,374	2,587,403
Operating costs	(1,729,076)	(2,011,410)	(2,187,478)	(2,294,713)	(2,301,548)
Operating income (loss)	(62,097)	(89,661)	(68,362)	69,661	285,855
Earnings (losses) from associates and joint ventures	(2,972)	(3,013)	1,152	1,512	4,254
Financial results, net	1,285,800	99,417	309,897	244,169	(186,515)
Income before income tax	1,220,731	6,743	242,687	315,342	103,594
Income tax benefit (expense)	(361,508)	139,666	12,647	(337,308)	(64,925)
Net income (loss)	859,223	146,409	255,334	(21,966)	38,669
Other comprehensive loss, net of tax	(161,428)	(3,657)	(21,798)	(28,273)	(20,977)
Total comprehensive income (loss)	697,795	142,752	233,536	(50,239)	17,692
Attributable to Controlling Company	738,239	137,124	233,165	(48,121)	17,228
Attributable to non-controlling interest	(40,444)	5,628	371	(2,118)	464

XII

6.	Summary of comparative consolidated statements of cash flow (in million)

	1H24	1H23	1H22	1H21	1H20
Net cash flows provided by operating activities	328,659	498,359	606,808	739,976	932,629
Net cash flows used in investing activities	(234,812)	(441,214)	(586,657)	(774,491)	(464,995)
Net cash flows used in financing activities	(158,191)	(48,247)	(48,447)	(40,905)	(92,214)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(57,878)	(6,855)	(15,820)	(13,962)	21,170
Total cash and cash equivalents (used) provided during the period	(122,222)	2,043	(44,116)	(89,382)	396,590

7.	Statistical data (in physical units in index-term)

	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20
Mobile telephony services lines	23.6	22.9	22.3	21.4	21.0
Internet Access (ii)	4.4	4.3	4.5	4.4	4.2
Cable TV Subscribers	3.3	3.4	3.5	3.5	3.5
Fixed telephony services lines	2.8	2.9	3.1	3.2	3.2

8.	Consolidated ratios

	06.30.24	06.30.23	06.30.22	06.30.21	06.30.20
Liquidity (1)	0.49	0.41	0.33	0.65	0.60
Solvency (2)	1.03	0.92	1.13	1.06	1.13
Locked-up capital (3)	0.92	0.93	0.95	0.91	0.88

1)	Current assets/Current liabilities.
2)	Total equity/Total liabilities.
3)	Non-current assets/Total assets.

9.	Trend information

As part of the ICT industry, Telecom is a driving force in Argentina's digital economy. It plays a significant role in developing essential digital solutions for Economy 4.0 and has a considerable impact on the lives of individuals and communities. “Industry 4.0” refers to technological advancement focused on producing solutions focused on interconnectivity, automation, real-time data based on artificial intelligence, data analytics and IoT, through the adoption of 4.0 technologies.

We offer valuable connections, enhance digital life, encourage talent development, and create innovative products and services that make us Argentina's leading technology company.

We have navigated the first part of 2024 alongside the emergence of a new national government, in a socio-economic context that remains complex, where the main macro and microeconomic variables present significant challenges to the Company's sustainability. We trust that there will be an intensified trend toward inflation deceleration and exchange rate stability, as well as the regularization of conditions for the acquisition of technological equipment.

We believe that there will be a trend towards inflation deceleration and stability in the exchange rate, as well as regularization in the conditions for the purchase of technological equipment.

Telecom remains committed to its customers by offering the best comprehensive ecosystem of digital, connectivity, and entertainment services, essential pillars for the digital life of individuals and organizations. To ensure business viability, the Company remains focused on achieving an optimal balance between its revenues and costs through an operational efficiency plan and a balance between pricing policies, maintaining commercial promotions, and adapting to the highly competitive market.

This commitment is also reflected in the continuation of the investment plan that Telecom has maintained over the past few years for the transformation of its systems and infrastructure, which are central pillars of its digital transformation, as well as for the development of new services and solutions, crucial for the evolution of our customers.

We connect the country with the best technology available worldwide. We continue to expand the fiber optic network to bring high-speed connections to every corner of the country, enhancing services both inside and outside the home. We also focus our efforts on growing digital platforms such as Flow and Personal Pay, Telecom's digital wallet, which continue to expand their customer base.

XIII

Personal 5G, the first 5G network in the country, continues to grow with new mobile sites in the main cities of Argentina. The deployment of this technology targets areas with the highest concentration of compatible devices, with planning aligned to the evolution of demand, taking into account the intensive and dollarized investments required by this new technology. The objective is to expand business opportunities and create value for industries, cities, entrepreneurs, and individuals. The 5G standard not only represents a technological evolution but will also be a great enabler of innovation and technological development worldwide, a pillar of industrial transformation, and a factor of economic competitiveness as the value chain of this ecosystem develops and new businesses are generated.

From a regulatory perspective, on April 10, 2024, through Decree No. 302/24, the National Government repealed Decree No. 690/20, enacted in August 2020, which had declared ICT Services as essential public services and limited, among other things, free competition and the freedom to set prices. The repeal of the Decree reduces the uncertainty that the ICT Services industry has been experiencing in recent years. This first measure of the National Government towards the ICT industry generates positive expectations regarding the demands that the sector has been making, and keeps us attentive to the regulatory developments of this new stage in Argentina.

The Company's digital transformation is key to evolving the business model we are developing based on the opportunities offered by the platformization of services and regional positioning, initially focusing on Paraguay, Uruguay, and Chile.

Deepening this strategic objective, Telecom leads the GSMA Open Gateway initiative in Argentina, which drives innovation and digital development in the country by generating new businesses through the standardization and monetization of network assets. Just one year after joining this initiative, we have launched two anti-fraud service applications, we are developing more, and we have partnered with the company Intraway to continue driving this new business paradigm along with mobile operators in Latin America.

In line with our purpose, we will continue to promote the growth of the digital economy, the expansion of talent and supporting the evolution of variables such as energy efficiency and the circular economy, which today are pillars of Telecom's sustainable management. We continue to build the future and be the leading choice of our customers.

Carlos Moltini
Chairman of the Board of Directors

XIV

UNAUDITED SELECTED FINANCIAL DATA

(In millions of Argentine pesos in current currency - except per share data in Argentine pesos in current currency)

Financial Statements – Application of Accounting Standards

We prepared our audited consolidated financial statements as of December 31, 2023 and 2022 and for our fiscal years ended December 31, 2023, 2022 and 2021 (our “Annual Financial Statements”) in Pesos in current currency as of December 31, 2023 and in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (IFRS). Our Annual Financial Statements are included in Item 18 of our 2023 20-F.

We prepared our unaudited condensed consolidated financial statements as of June 30, 2024 and for the six-month periods ended June 30, 2024 and 2023 (our “Q2 2024 Unaudited Financial Statements”) in Pesos in current currency as of June 30, 2024 and in accordance with IAS 34 “Interim Financial Reporting”. Our Q2 2024 Unaudited Financial Statements do not include all the information and disclosures required in our Annual Financial Statements and should be read in conjunction with them. Our results for the six-months period ended June 30, 2024 are not necessarily indicative of results to be expected for the year ending December 31, 2024, or any future period. Our Q2 2024 Unaudited Financial Statements are included elsewhere herein.

We refer to our Annual Financial Statements and our Q2 2024 Unaudited Financial Statements together as our “Financial Statements”.

Financial Statements – Application of IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”)

IAS 29 requires for financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, to be stated in terms of the measuring unit current at the end of the reporting year/ period. This requirement also includes the comparative information of the financial statements. In general terms, by applying to non-monetary items the change in a general price index from the date of acquisition or the date of revaluation, as appropriate, to the end of the reporting period.

In order to determine whether an economy is categorized as a high inflation economy under IAS 29, the standard details several factors to be assessed, including the existence of a cumulative inflation rate over six years approaching, or exceeding, 100%.

The table below shows the evolution of the indexes as of June 30, 2024 and December 31, 2023, 2022 and 2021, respectively.

	As of December 31, 2021	As of December 31, 2022	As of December 31, 2023	As of June 30, 2024
National Consumer Price Index (National CPI) (December 2016=100)	582.46	1,134.59	3,533.19	6,351.71
Variation in Prices
Annual	50.9%	94.8%	211.4%	271.5%
Accumulated six months	n/a	n/a	n/a	79.8%

Our Annual Financial Statements have been measured in terms of current pesos as of December 31, 2023 applying the guidance in IAS 29. Our Q2 2024 Unaudited Financial Statements have been measured in terms of current pesos as of June 30, 2024 applying the guidance in IAS 29.

We have not recast our Annual Financial Statements to measure them in terms of current pesos as of June 30, 2024, the most recent financial period for which consolidated financial statements are available. Therefore, the Annual Financial Statements and the Q2 2024 Unaudited Financial Statements are not comparable.

We have included herein supplemental selected financial data for the years ended December 31, 2023, 2022 and 2021 recast in Pesos in current currency as of June 30, 2024, the most recent financial period for which financial statements are available. We believe the presentation of this supplemental selected financial data helps to bridge a reader to better understand the impact the inflation for the six-month period ended June 30, 2024 would have had on the Annual Financial Statements should they had been presented on a comparative basis together with the Unaudited Interim Consolidated Financial Statements. The inflation rate in Argentina for the six-month period ended June 30, 2024 was 79.77%.

The following tables summarize selected statements of financial position as of December 31, 2022, income statement data and cash flow data for the years ended December 31, 2023, 2022 and 2021 recast in Pesos in current currency as of June 30, 2024, the most recent financial period for which financial statements are available. The statements of financial position as of December 31, 2023 recast in Pesos in current currency as of June 30, 2024 is included in the Q2 2024 Unaudited Financial Statements as the comparative information to June 30, 2024.

Supplemental selected consolidated statements of financial position data recast in millions of Pesos in current currency as of June 30, 2024

As of December 31, 2022
$ million
Current assets	632,492
Assets	9,679,235
Current liabilities	1,614,039
Liabilities	5,130,355
Equity	4,548,880
Liabilities and Equity	9,679,235

Supplemental selected consolidated income statement data recast in millions of Pesos - except per share data in Pesos - in current currency as of June 30, 2024

	For the years ended December 31,
	2023	2022	2021
	$ million
Revenues	3,701,701	4,082,149	4,640,011
Employee benefit expenses and severance payments	(924,862)	(1,022,601)	(1,001,332)
Interconnection and transmission costs	(109,289)	(125,710)	(166,430)
Fees for services maintenance materials and supplies	(465,103)	(495,200)	(539,045)
Taxes and fees with the Regulatory Authority	(284,381)	(313,452)	(357,063)
Commissions and advertising	(216,809)	(247,252)	(265,995)
Cost of equipment and handsets	(199,688)	(193,364)	(228,583)
Programming and content costs	(208,846)	(256,070)	(315,692)
Bad debt expenses	(80,272)	(102,683)	(87,053)
Other operating expenses	(170,856)	(204,040)	(230,990)
Depreciation amortization and impairment of Fixed Assets	(1,266,429)	(2,772,935)	(1,478,221)
Operating loss	(224,834)	(1,651,158)	(30,393)
Earnings (losses) from associates and joint ventures	(3,394)	4,584	4,311
Finance costs	(1,140,311)	166,514	312,977
Other financial results net	311,575	180,454	184,826
Income (loss) before income tax	(1,056,964)	(1,299,606)	471,721
Income tax benefit (expense)	608,094	148,377	(363,330)
Net income (loss) for the year	(448,870)	(1,151,229)	108,391

	For the years ended December 31,
	2023	2022	2021
	$ million
Attributable to:
Controlling Company	(463,328)	(1,163,503)	94,488
Non-controlling interest	14,458	12,274	13,903
	(448,870)	(1,151,229)	108,391

Earnings per share for income (loss) attributable to the Controlling Company-Basic and diluted	(215.1)	(540.2)	43.9

Adjusted EBITDA (*)	1,041,595	1,121,777	1,447,828

(*) Adjusted EBITDA is a non-GAAP measure, for further information on the use of adjusted EBITDA, see “Adjusted EBITDA” in our “Operating and financial review and prospects as of June 30, 2024”.

Reconciliation of net income (loss) to Adjusted EBITDA

	For the years ended December 31,
	2023	2022	2021
	$ million
Net income (loss) for the year	(448,870)	(1,151,229)	108,391
Income tax benefit (expense)	(608,094)	(148,377)	363,330
Other financial results, net	(311,575)	(180,454)	(184,826)
Finance costs	1,140,311	(166,514)	(312,977)
Earnings (losses) from associates and joint ventures	3,394	(4,584)	(4,311)
Operating loss	(224,834)	(1,651,158)	(30,393)
Depreciation, amortization and impairment of Fixed Assets	1,266,429	2,772,935	1,478,221
Adjusted EBITDA	1,041,595	1,121,777	1,447,828

Supplemental selected consolidated statement of cash flow data recast in millions of Pesos in current currency as of June 30, 2024

	For the years ended December 31,
	2023	2022	2021
	$ million
Cash flows provided by operating activities	1,110,452	1,198,160	1,418,040
Cash flows used in investing activities	(1,067,323)	(928,558)	(1,255,364)
Cash flows used in financing activities	(129,508)	(256,395)	(221,331)
Net foreign exchange differences and RECPAM on cash and cash equivalents	149,388	(5,445)	(29,844)
Increase/ (Decrease) in cash and cash equivalents	63,009	7,762	(88,499)
Cash and cash equivalents at the beginning of the year	224,222	216,461	304,959
Cash and cash equivalents at the end of the year	287,231	224,223	216,460

The management’s discussion and analysis on the results of operations and liquidity included in our 20-F for the year ended December 31, 2023 continue to be applicable.

CORPORATE INFORMATION

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
2Q23	687.45	390.73	7.0
3Q23	959.80	621.60	11.9
4Q23	1,752.45	773,30	10.6
1Q24	2,073.15	1,333.80	8.5
2Q24	2,191.65	1,489.1	10.9

NYSE*

	Market quotation (US$/ADR)		Volume of ADRs
Quarter	High	Low	traded (in millions)
2Q23	6.72	4.71	6.5
3Q23	6.43	4.79	8.0
4Q23	8.64	4.60	11.0
1Q24	7.97	6.53	8.7
2Q24	9.65	6.89	15.9

* Calculated at 1 ADR = 5 shares.

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(1272) Autonomous City of Buenos Aires
Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•	INTERNET http://institucional.telecom.com.ar/inversores/

•	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 20, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations